Straightforward American Food®




06033838





Table of Contents



## COMPANY PROFILE

J. Alexander's Corporation operates 28 J. Alexander's restaurants located in Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.

J. Alexander's is an upscale, contemporary American restaurant known for its wood-fired cuisine. Our menu features a wide selection of American classics, including steaks, prime rib of beef and fresh seafood, as well as a large assortment of interesting salads, sandwiches and desserts. We also have a full-service bar that features an outstanding selection of wines by the glass and bottle.

Dear Shareholders:

Our net income for the year was $3,560,000 compared to $4,822,000 last year. In previous letters I have discussed why because of huge swings in adjustments to the valuation allowance for our deferred tax assets, a discussion of net income is not particularly useful. We continue to believe that income before income taxes is a fair way to evaluate our performance, and that our internal metric of "running the business profit" is an even better measure.

Our pre-tax income for 2005 was about the same as it was in 2004. Simply put, this result is disappointing. I noticed in reading the Coca Cola Company's recent press release (I am a very small shareholder) that it also had flat earnings and its top five executives received a bonus of $9.66 million. Our senior executive compensation plan is slightly different; our top four executives received total bonuses of zero for our 2005 performance.

The following table includes two captions (in the bold face type) that are non-GAAP financial measures and are not included on our income statements which help explain our performance.

Our restaurant operating income increased only 4.3 percent in 2005. Our goal was to post an increase of about 12 percent, the same as last year's increase. Even a 12 percent increase would not have been anything to shout about, but we believed it would have been acceptable because 2004 was a 53-week year. (The extra week represents approximately $2.5 million in net sales and a significant amount of profit.)

Our other important metric is our "running the business profit," which is operating income before pre-opening expense and any involuntary property conversion gains. This is our principal internal report card.

"Running the business profit" does not include three significant expenses: interest, pre-opening costs and income taxes. Our "running the business profit" increased by only two percent in 2005, compared to a planned improvement of about nine percent. Ordinarily, we would look for improvement of 15 percent or more, but because fiscal 2004 was a 53-week year, we were willing to accept a nine percent goal. To repeat, we believe "running the business profit" is the best measure of the performance of our business and in 2005 we failed to post a meaningful improvement.

**J. Alexander's Corporation Historical Results**

*(Dollars in 000's)*

| | Fiscal Years | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 vs. 2004 +/- % |
| Net sales | $107,059 | $122,918 | $126,617 | +3% |
| Restaurant operating expenses | 93,751 | 107,985 | 111,044 | +3% |
| **Restaurant operating income** | 13,308 | 14,933 | 15,573 | +4% |
| General and administrative expenses | 8,220 | 8,568 | 9,081 | +6% |
| **Operating income before pre-opening expense and involuntary conversion gain ("running the business profit")** | 5,088 | 6,365 | 6,492 | +2% |
| Pre-opening expense | 897 | – | 411 | – |
| Involuntary property conversion gain | – | 117 | – | – |
| Operating income | 4,191 | 6,482 | 6,081 | -6% |
| Total other expense (principally interest) | 2,033 | 2,104 | 1,656 | -21% |
| Income before income taxes | 2,158 | 4,378 | 4,425 | +1% |
| Income tax provision (benefit) | (1,122) | (444) | 865 | – |
| Net income | $ 3,280 | $ 4,822 | $ 3,560 | -26% |

"Restaurant operating income" does not include the following expenses: general and administrative, pre-opening costs, interest and all other items not directly related to the "under roof" performance of our restaurants. In contrast, depreciation, a significant "under roof" expense, is included in restaurant operating expenses.

A host of factors influenced our performance last year, some within our control and some not. I will attempt a brief summary of what happened and to tell you where we stand in early 2006.

We have four restaurants in Florida, one in Baton Rouge, Louisiana, and one in Houston, Texas. The hurricane seasons of the last two years have been unusually damaging (at least by historical standards) to our business and to the lives of many of our employees. This has been a stressful situation for everyone involved. We are most fortunate to have outstanding employees in Florida and in Baton Rouge and Houston who have done everything they can to mitigate the loss to our business during the hurricane season.

We estimate lost sales from hurricanes of about $465,000 in 2005 and about $300,000 in 2004. We also incurred shut-down and start-up expenses when our restaurants closed. The lost revenue from the hurricanes, on top of the loss of a week in sales because of our fiscal year accounting, really put us behind the eight ball. We needed a large revenue increase to improve financial performance in 2005.

You may recall from last year's letter that we introduced modified à la carte pricing in all of our restaurants. For the first 13 plus years of J. Alexander's history, we included a dinner salad with most of our center of the plate entrées. As beef and seafood prices have increased over the years, we have had to increase menu prices correspondingly. We were one of the few upscale restaurant groups that included a salad with the entrée ("bundling" is the term we use). We felt that our upgrade to Certified Angus Beef® in 2005 provided an appropriate opportunity to unbundle, or price our menus modified à la carte (entrée and vegetable, no salad).

We knew this would produce some pain, and we estimated a guest count loss for the first half of the year of around two percent. We thought we would post some improvement in the last half of the year and that our guest counts would be flat when we entered the 2005 holiday season.

Our initial guest count losses were higher than anticipated and averaged over three percent in some months. By the end of the year, guest counts, instead of being flat, were still down, although the trend line was definitely improving. On the other hand, modified à la carte pricing did yield the profit improvement per guest that we wanted. We had a significant improvement in check average and also produced some helpful menu migration from higher food cost items to lower. The end result was that we were able to offer our guests a higher quality beef product and reduce our cost of sales from 33.6 percent of sales to 32.9 percent of sales, a significant reduction.

Our average check for the year, including alcoholic beverages, improved from $20.17 in 2004 to $21.50 in 2005, or 6.6 percent. However, we missed our restaurant sales plan by approximately $1.6 million. This was because (1) our weekly average same store sales growth, while pretty good at 3.9 percent, was still less than our plan growth of 4.3 percent, (2) we lost sales due to hurricanes, and (3) the opening of the Nashville-West End restaurant was slightly delayed.

Even with the sales shortfall, we still could have hit our profit goals had it not been for substantial increases in some of our other restaurant operating expenses. Our same store utility costs increased by 14 percent. Our same store restaurant supply accounts (paper, operating supplies, china, smallwares, etc.) also absorbed increases of over eight percent, mostly rate or price increase driven. Consequently, other restaurant operating expenses increased to 19.5 percent of sales in 2005 from 19.0 percent in 2004, offsetting much of the improvement in lower cost of sales. At various times during the year we considered taking an aggressive menu price increase to offset the increases in operating expenses, but because our guest count losses were higher than anticipated we decided not to do so.

Missing our sales goals and higher than expected operating expenses were the principal culprits that caused us to miss our income goal in our 2005 Business Plan. This was especially disappointing because many of our restaurants posted truly outstanding performances, but a handful performed poorly and held back consolidated operating performance.

Most of our trouble spots last year were in our small and mid-market restaurants where resistance to our modified à la carte pricing was strong enough that we ultimately rebundled menu pricing in six restaurants. In all of those markets, a combination of price sensitivity and economic conditions had a negative impact on our business. Additionally, some upscale competition entered some of the smaller and mid-size markets and took a bite out of an already small pie. We have for the most part weathered these intrusions, and have very few small market and mid-market restaurants which are significantly below our expectations. One of our 2006 goals is to put those still under-performing restaurants on a positive sales growth track by the end of this year.

Our outlook for 2006 is bright. Under our new beef contract, which was effective in March, the total effect of price increases for prime rib and tenderloins is expected to be about $400,000 annually. We expect, however, to offset a substantial portion of this increase by improving our strip steak cutting yields. I won't bore you with a technical explanation, but we have changed the strip loin product to one that is slightly more expensive to us per pound but that should substantially improve our steak cutting efficiency and reduce our effective cost of this product.

The outlook for other food commodities is relatively stable for 2006. We do expect another year of significant increases in utility costs along with continued increases in wage rates and benefit costs. We have taken a modest menu price increase, in the one percent to two percent range, that should offset most of the cost increases and allow us to improve our margins.

We plan to build sales this year by continuing to expand and enhance our wine-merchandising program. Wine consumption is increasing nationally, and an important component of a good upscale restaurant is a good wine program. Our growth in wine sales has outstripped all other alcoholic beverage categories and has exceeded our growth in food sales.

We are also installing French rotisseries in all of our restaurants and will serve rotisserie chicken in all markets. Markets that have served roasted chicken will convert to rotisserie. Our new rotisserie chicken is not only an outstanding quality product; it also has a high degree of health perception associated with it. (This assumes we do not have a Bird Flu scare.) We are also working to enhance several components of our fresh seafood program. About two years ago, we started featuring many of our fresh seafood selections with sauces and various upscale presentations. This program has been successful and we will continue to expand on it.

We have also developed new printed menu and feature products. We have a new pecan-encrusted trout that was


"Barrel Cut" Filet
A center cut, hardwood-grilled filet topped with our maître d'hotel butter and finished with not your ordinary mac & cheese



added to the menu for the opening of our new Nashville-West End restaurant. We expect to place this item on several other menus. We are also adding jumbo lump crab cakes to our major markets and have added an ahi tuna sandwich with a ginger-mustard glaze to our line-up. For several years our goal has been to become more chef-driven and have more local options in each restaurant. We have more than 100 different menu items that can be used as daily lunch and dinner features by our 28 restaurants. We have added more sautéed products to our feature menu line-up, which allows us to do more sauced and interesting plate presentations. As part of our seafood program this year, we will do more pan-seared fish.

In summary, we are excited about our business prospects in 2006.

In the remainder of the letter, I will update several topics that we have discussed in the past which I think will continue to be of interest.

### Competitive Strategy

We compete in the upscale end of the casual dining industry. Casual dining is generally defined to include full table service but no reservations accepted. The upscale tag means that we market to higher income consumers and also reflects very high guest expectations for the quality of food, service and ambiance. These certainly are characteristics of our concept. As is true of most high-volume casual dining restaurants, we market to a broad demographic. Our check average, with alcohol, is approaching $25 per person in many of our restaurants. Our lunch average is around $16, so our dinner averages can exceed $25 by a large amount. Two of our most expensive items are usually our filet and 16-ounce prime rib. Both of these entrées are served with a vegetable and are generally priced between $24 and $27 in our unbundled markets. We feature fresh seafood and other daily selections that are sometimes priced at even higher price points. Those three key competitive factors, food quality, intense professional service and ambiance are the key sales drivers. Guests expect the highest quality food possible at each price point backed up by flawless professional service in an upscale dining environment.

A marketing consultant once told me that everyone who sells food, including grocery stores, is a restaurant's competitor. While this is true to a certain extent, we believe our real competitors are either (1) similar to us in menu, price point, service and ambiance or (2) upscale restaurants with different menu formats but with a heavy marketing emphasis to upscale, casual dining guests. In most markets our major direct competitors are privately-owned restaurant groups and not publicly-owned companies.

We believe high food quality is our first cornerstone and we do a lot of things to compete successfully on the food quality front. For example, last year we made a major commitment to Certified Angus Beef® brand as part of our long-term commitment to quality, and we continue to use the best branded choice beef available in most of our markets. Another example is our fresh ahi tuna. It is caught in the Pacific, not in the Gulf of Mexico. We are one of the few restaurant groups that use the real thing. All the tuna we sell at J. Alexander's is shipped in fresh from Hawaii. We believe our Hawaiian ahi tuna is far superior to that offered by most other restaurants. Most of our competitors use Gulf of Mexico tuna and dub it "Ahi." Crab cakes are another high-end product in some restaurants. These are made using only jumbo lump crabmeat, which is some of the highest quality and most expensive fresh crabmeat on the market. These are just three small examples of some of the quality aspects of our restaurants.

However, a restaurant can provide the greatest food quality in the world, but if not supported by an appropriate level of service, it is guaranteed to fail. We must support our food quality with outstanding levels of consistent, seamless, professional service. We consider that to be our business franchise. Historically, we have put strong emphasis on meeting our service standards, and we plan to intensify our efforts in the future.

Finally, the dining environment is extremely important to guests. At higher price points guests select restaurants based on a host of factors which together provide the correct, attractive ambiance. In addition to our building designs, we put a considerable amount of effort into very small – and some might think trivial – details of our restaurants: for example, the length of the stem on our wine glasses and the Austrian crystal of which they are





constructed. We are concerned about the weight of our silverware, and the size, weight and color of our china. Every detail is important. These are the factors that make us competitive in our marketplace. There are numerous upscale casual dining concepts in operation today, and new entrants arrive every year. We believe that providing a better dining experience is the key to our long-term success.

#### Real Estate Development Strategy

I give us good marks in most aspects of our business execution. The real estate function is an exception. When we began J. Alexander's in the early nineties, we thought we could gradually ramp up to five or six openings per year. After a few years of operations and after opening as many as five locations in a single year, we discovered this business is far too complex to open a large number of restaurants off a small base. The Company's overall situation was exacerbated after we sold our quick-service restaurant business in 1996. At that time we had a number of J. Alexander's restaurants in various development stages and the Company's revenue base was simply too small for us to be profitable. We have gradually and diligently added restaurants over the last several years and have grown and matured to a profitable position.

However, we have stumbled several times along the way. We have too many restaurants in small and mid-sized markets for an upscale concept with the characteristics of J. Alexander's. Many of these restaurants are quite successful and have matured into profitable restaurants. However, some of them incurred painful losses before they became profitable ventures. We also have a few restaurants that are in locations I today would describe as unsatisfactory. In one we have overcome most of the site negatives, so that the restaurant is now successful, and its prospects are very encouraging. Another has ranged from moderately successful to disappointing. We really struggle in this location when other upscale competitors enter the market with more visible and convenient locations. Our most disappointing restaurant is a newer location opened in 2003. We made numerous judgments about the market that proved incorrect. The biggest mistake was mine, because I am ultimately responsible for all of our capital investments. My name is at the bottom of the list of those who approve our capital expenditures.

Because of some of these historical issues we have had in the real estate area, we have put a lot of thought into the real estate function. Last year we brought in Rick Carson, a seasoned veteran with a great deal of technical real estate expertise to head up our (one-man) real estate department. We believe Rick will significantly enhance our results in this area. We have asked him to improve our deal-flow and to position us to develop three, solid upscale major market locations every year. We will not be able to meet this objective until 2008. However, we believe we will be able to add two restaurants in 2007.

As I shared with you in last year's letter, we try to limit site risk as much as possible. In the three locations I described as unsatisfactory, we thought we could overcome known obstacles in each market and be successful. While we are experiencing some success in overcoming these obstacles, the disadvantages have far outweighed the advantages. The old adage, "location, location, location," is still true.

Due to difficulties in staffing the real estate department last year and some opportunities that did not work out, we will not meet our objective of opening two restaurants in 2006. In fact, we will have no openings this year (unless a conversion opportunity comes our way). Our development goal, as stated in last year's letter, is to develop locations in mature upscale markets with all the components needed to drive sales. We are working in large metropolitan areas (generally markets with populations of over two million people in the standard metropolitan statistical area). We are focusing on upscale trade areas with dense high-income populations and high levels of upscale retail activity. Obviously, other upscale restaurant groups are looking for the same kind of sites. Competition for good locations is intense. We have every intention of meeting our development goal of two units in 2007 and three starting in 2008; however, I will pass on a transaction rather than doing a bad one because of pressure to meet our opening goals.

We have several outstanding locations in some dynamic growth markets. However, we have made the real estate and development function far too difficult. I look forward to reporting much better news about this area in the future.

Jumbo Lump Crab Cakes

*with brunoise peppers, chipotle mayonnaise and finished with a pommery dijon mustard sauce and baby field greens*

### Unit Economics

We do not use a prototype building. We have from time to time re-used or modified only slightly some of our building designs. However, when we have multiple locations in a market we try to make each unique. Because construction costs have escalated significantly just in the last year, we plan to reduce the size of our restaurants as much as possible. We will do this by redesigning our kitchen and storage areas, but not our dining and guest-occupied spaces. We are confident we will be able to utilize a footprint of 7,200 square feet or less; most of our current restaurants have been close to 8,000 square feet. Our targeted development cost is between $2.5 and $3 million for a leased site. Our equipment package, which includes kitchen equipment, seating and signage packages and point of sale systems, is expected to run approximately $900,000. Our goal is to keep total development costs per unit to under $4.0 million (excluding soft costs, pre-opening costs, legal and architectural fees). However, depending on specific site costs and other considerations, we could exceed this amount significantly in some locations. We would, of course, also have commensurately higher revenue expectations for such locations.

In the past, we have purchased land where feasible, but it is unlikely we will buy any going forward. The kinds of sites we are looking for today in densely populated upscale urban areas are generally not available for purchase.

We use a discounted cash flow analysis to determine whether a proposed project meets our internal rate of return objectives. We also use restaurant "cash-on-cash return" analysis as a "shorthand" method of determining if a project meets our cash flow return objectives. Because our restaurants are sometimes slow to ramp up, we take a very hard look at third year cash-on-cash returns, with a minimum expectation of about 25 percent. If we can earn a 25 percent cash-on-cash return in the third year of operation (excluding pre-opening costs) we believe a restaurant will provide excellent financial rewards. We use a 14 percent internal rate of return as the hurdle rate in our discounted cash flow model, which includes a substantial investment for remodeling every seven years. To make a long story short, we currently expect about $6 million in revenue at the end of year three before we will give a transaction serious consideration. At this volume level, we exceed all of our minimum hurdles by a wide margin. Our new West End restaurant in Nashville is already tracking toward these kinds of returns. If we meet our minimum return target, our return on capital will continue to post improvement. Our long-term goal is to improve our return on average equity capital to 14 percent.

### Unit Growth Outlook

We are aggressively looking for opportunities in our existing large markets: Chicago, Detroit, Houston, South Florida, and Atlanta. We also are targeting other large metropolitan areas that have solid upscale demographics. We consider any statistical metropolitan area with a population in excess of two million people to be a target market. There are a few smaller markets under consideration only because they are exclusive, upscale, high-income markets (think Naples, Florida). We are actively looking for opportunities in Orlando, St. Louis, Washington D.C. Metroplex, Long Island, New Jersey, and Dallas to name a few markets that have solid entry points for us. We have worked in the Phoenix/Scottsdale market for several years and are studying the Southern California market.

In summary, we are focusing on a national development program. We are laying the groundwork to generate a predictable deal flow over the next five to seven years that should allow us to develop three new restaurants a year starting in 2008.

### Capital Allocations

A goal we set several years ago was to develop restaurants with internally generated capital. We do not have any current plans to increase the equity capital base in the Company by selling more common stock. We believe we have the ability to generate enough cash flow to meet our development objective without incurring a substantial amount of additional debt. However, we do our best to be an opportunistic company. I have learned to never say "never." Our business has the ability to generate large cash flows, but it also has high fixed costs. Although only 30 percent of our capitalization is technically debt, we have many ground leases



**Ahi Tuna Burger**

*Fresh Hawaiian tuna, hardwood-grilled and miso-glazed, finished with our Asian cole slaw and julienne french fries*



classified as operating leases and therefore not included on the balance sheet. As described in Note G to the financial statements, we have approximately $31 million in operating lease commitments. Some restaurant analysts like to compute lease adjusted leverage by using a capitalization factor of eight times lease expense to convert operating leases to debt. Under this analysis our approximately $2.9 million in annual operating lease expense would equate to another $23 million of long-term debt, which would then be almost 50 percent of our total capital.

While not over-leveraged, we have utilized a considerable amount of leverage in our business. There is an old saying that, "what goes around, comes around," which, for investment and commercial banking, could be summarized as "nothing is new under the sun." I remember several years ago something called a "leveraged re-capitalization" which was in vogue in the restaurant industry. Companies with little debt on their balance sheets would leverage themselves to the maximum and (after paying big fees to their Helpers) use the proceeds to buy back common stock or pay a one-time dividend. A lot of managers learned that running a business with this kind of leverage turned their Helpers' rosy assumptions another color. It is hard for a company with high levels of fixed assets to maintain those assets in competitive condition when all the cash flow is needed to repay debt. Many of these companies either went bankrupt or were sold at a huge discount to the value accorded them by the market immediately after the leveraged re-capitalization. It appears that some restaurant companies are again considering this kind of leverage, and we can only hope that they are our competitors. We have done our best to be prudent in using leverage. If we add any debt to the balance sheet in the future it will be done very carefully.

Federal tax laws have changed in the last few years and corporate dividends are now treated somewhat more reasonably by the Internal Revenue Service. With that view and in association with extending the Solidus standstill agreement, we paid our first cash dividend this year. Management recommended and our Board of Directors approved the dividend after concluding that it would not have an adverse effect on our growth plans. I expect that in the future the same analysis, including any opportunities that come our way, will be utilized. In any event, we intend to be entrepreneurial.

### Marketing

We believe that everything about our concept is marketing, from employee appearance, to how we plate our food, to the design of our buildings. We are not, however, advertisers. We spend virtually nothing on advertising. As I review our same store sales performance and compare it to some of our competitors, I believe our same store sales growth is as good, if not better, than most of the concepts that aggressively spend money on advertising. We are not opposed to advertising, but simply do not believe it is cost effective in our segment of the industry. For example, the amount of advertising dollars that would be required to build and maintain top-of-mind awareness for our restaurant in the Denver market would probably exceed our annual sales. We believe word of mouth is the most impressive of all advertising. We believe that the greatest advertisement we can get is a friend or neighbor's recommendation that you dine at J. Alexander's because of the outstanding service experience and quality food they experienced.

We do, from time to time, conduct marketing research to test our theories. We have not done any extensive research in the last four years, so this year we plan a major update. Our past research projects showed that guests use upscale casual dining restaurants because of the perceived quality of the food and level of service. Ambiance, as well as some of the other standard restaurant attributes, such as cleanliness, also plays a big role. We expect to learn from marketing research and to adjust our business plans accordingly.

### Pre-Opening Costs

Restaurants are required to expense all pre-opening costs as incurred. Our pre-opening costs include the salaries and benefits for our on-site restaurant management team and hourly employee trainers, travel and lodging costs of the training team, all food used during the training cycle, wages and benefits for the newly hired employees being trained, employee recruiting costs, and any other costs incidental to the opening except construction period rent expense, which is discussed below. We



Pecan Encrusted Trout

*Served over jasmine rice, finished with a pommery dijon mustard sauce and fresh sautéed spinach*



estimate that our out-of-pocket pre-opening costs will be around $350,000 per restaurant depending on the variance associated with travel and lodging. Management relocation costs can also be a big component of pre-opening costs and can cause these costs to run as high as $400,000. In our financial model we charge pre-opening costs against a restaurant's first year of revenue.

An accounting change that will influence the future impact of restaurant openings is the treatment of construction period rents. Since the beginning of time most landlords have given a "rent holiday" during the construction period to virtually any kind of business utilizing a ground lease. Most landlords understand that a business must match its revenue stream to its costs. In the typical 15 or 20-year restaurant lease, rents usually do not commence until the restaurant opens for business. The free rent period usually has a fixed length, and in most cases there is a maximum "rent holiday" in the lease, but in most cases this was sufficient to allow the owner to have the business open prior to or in conjunction with the beginning of the rent period. Many companies, including ours, have historically not expensed any rents until payments began under the terms of the lease.

Last year the Financial Accounting Standards Board staff decided that when a tenant has control of the leased property, it is required to record rent during the construction period as an expense before any rent is in fact due and payable. We plan to treat construction period rent as a pre-opening cost. It may end up being a very significant expense on the income statement even though it requires no cash to fund the expense until later in the business cycle. A lease of 15 years (180 months) after a restaurant opens, with total rent payments of, say, $5 million will result in about $200,000 of construction period rent expense (the lease will now be amortized over, say, 188 months) even though no rent is actually paid for the first eight (construction period) months. Thus if out-of-pocket pre-opening costs are $400,000, the financial statement expense in the example would be around $600,000 because of including construction period rent. Operators and investors will need to pay close attention to the effect of this accounting treatment, because in the later years of the lease, the restaurant tenant will be reporting lower rent expense than the cash rents actually paid, because of this type of amortization. It will be possible that 15 years from now, for instance, a one-restaurant operator may get a big surprise: reported profits and negative cash flow.

The out-of-pocket cash portion of pre-opening costs is real, and we pay close attention to budgeting and managing these costs. However, the worst short-term decision a restaurateur, or any other retailer for that matter, could make would be to limit front-end training because of cost concerns, especially if providing service is an essential component of your business franchise. We believe all of our work over the last several years came together in the West End Nashville opening. It was our most efficient opening, from a training point-of-view, since we started the Company. We believe our guests, from day one, were provided with outstanding professional service. I often share with our management team the thought that our guests deserve and expect perfection the minute we open our doors for business and receive the first sales dollar. I have occasionally been given a note or a card in a new restaurant saying, "Please forgive our poor service. We are new." I don't. (Nor do they offer me a discount on my meal.)

### General and Administrative Expenses

Several years ago, when our general and administrative expenses were ten percent of sales, I told you that our goal was to reduce them every year. We have been fairly successful in reducing this percentage in most years. Our regional management and office support staff head count at the end of 2005 was 35, compared to 34 five years ago. As we grow the business, we see very little need to add a significant number of staff. We will, from time to time, add people to clerical positions in the finance and accounting group. Our culinary and operational support group, including human resources, will need to also add staff, but not at an accelerated rate. The biggest variable in our general and administrative expenses is our training and recruiting cost, which varies from year to year. We are one of the few restaurant companies that focuses on college-level recruiting. The majority of our new management candidates are recent graduates of university hospitality programs. We have an extensive training program. Before a new management employee is given any restaurant level responsibility, he or she must train for an average of about five months. During this period the new manager (we call them Coach In Training) learns every function in our restaurant, especially culinary functions. Training continues for several years before one can take command of a restaurant.

Turnover is an enemy of all retailers, especially restaurants. It is very hard to compare turnover statistics, because very few companies publish them. If they do, the methodology varies from company to company, making comparisons difficult. In a company our size, we can go for several months with almost no turnover, and then have a period we experience what seems to be an excessive amount of turnover. Since we are an entry-level trainer and developer of people, some of our younger managers decide to leave the restaurant industry after a year or two in the business. Because we have a national reputation as a superior service provider, and are known to have an excellent training program, our management is constantly being recruited by other hospitality groups. Some of the larger national companies (we call them the "big chains"; you know who we are talking about) are simply not capable of training management to work in a service-intense environment. When new service-intense concepts start up with aggressive development schedules, they come knocking on our door for talent. It is flattering that other restaurant groups continually try to hire away our management team, but it is costly to us. We believe our salaries and benefits are among the most competitive in our segment of the industry.

The other issue that increases turnover is that our business is so performance driven. Our culture demands a goal of continuous improvement. Unfortunately, the pressure of this kind of environment causes some people to leave the industry. We do everything we can to be a great place to work, and we believe our culture and human resource systems help to create an extremely positive work environment. Nevertheless, this is a pressure-filled business. In summary, our turnover will always be too high, but we think it's competitive and probably not as high as our direct competitors.

### Incentive Compensation – Senior Management

We have an incentive compensation system that allows everyone on the senior leadership team, including the Chief Executive Officer, to receive an annual cash bonus based on meeting certain pre-determined financial targets. We use stretch budgeting, and by that I mean we set aggressive goals to improve the business every year. Bonuses to the senior management team are paid if we meet these objectives. It is a hurdle system, meaning that our minimum objective must be met for a bonus to be paid. If our performance significantly exceeds our business plan objectives, the system provides for bonus payout levels above the minimum. Because our system is based on stretch goals, management has not historically received a bonus every year and probably never will. However, the system does keep the senior leadership team focused on improving operating results, and that is ultimately where the focus should be.

### Incentive Compensation – Restaurant Management

Our restaurant management teams and our regional operations management earn bonuses based on their individual performance. Restaurant management must meet pre-determined bonus criteria, based on improvements in restaurant level sales and profitability and meeting business plan objectives. This system employs fairly high hurdles similar to the system for senior management but is tailored to individual restaurant performance. Our head coaches (general managers) can earn about 25 percent of their total compensation by meeting their business plan objectives and flowing through a significant portion of their year-to-year sales improvement to store level profitability. Our more experienced head coaches can earn as much as $130,000 to $140,000 per year. We increase this earnings potential every year. Our goal is to move it closer to $200,000 as our business matures. Our executive chefs and coaches in charge of service also participate in the restaurant level incentive compensation system. As our restaurants become more successful, the opportunity for our restaurant level leadership team to increase their own financial rewards also goes up, as it should.

*Served on a toasted baguette crouton, topped with extra virgin olive oil and fresh cracked black pepper*





Our regional manager compensation system is slightly different but uses similar objectives and is based on how the particular regional director's restaurants perform. There is a huge penalty to the regional director's incentive compensation if one of his or her restaurants has poor performance. Two or more poor performing units can have an exponentially negative (or terminal) impact on the regional director's bonus.

### Long-Term Incentive Compensation

The Company has used stock options as a form of long-term incentive compensation for corporate management as well as restaurant level management. These options have been an important component of compensation especially since we have not offered qualified, defined benefit retirement plans, or really any other significant benefits except health insurance for most members of management. However, with changes in the accounting rules, we are unsure to what degree, if any, we will use equity-based compensation in the future as part of our long-term incentive compensation program. We are presently evaluating several programs for future use, but in all probability they will include at most a very modest stock option component.

### Under-Performing Restaurants

Two of our newer restaurants (2003 openings) and one more mature one are still losing money at the restaurant level. Both the newer locations posted significant improvements last year, and we are optimistic they will continue to improve. I am occasionally asked if we ever consider closing our under-performing restaurants. Like any good financial manager, we try to evaluate all our options every year. However, an investment in a restaurant is somewhat like an investment in a new car. The minute you drive it off the lot it has depreciated. Restaurants are specific purpose assets; the building is designed for a particular concept and equipped accordingly. If an under-performing restaurant were in a highly desirable location, the loss incurred to divest and sell to another owner would still be significant. Restaurants in highly desirable locations, however, usually generate profits even if not operated as well as they should be.

We have five under-performing restaurants. They are either in new locations where we believe we will be successful over time, in small or mid-market locations, or in one of the poor locations previously discussed.

For a host of different reasons (we hate it when we discover new ones), some of our restaurants are painfully slow on the sales ramp-up cycle. There was a time when I thought our restaurant in Plantation, Florida would never be successful and I regretted having built a restaurant in the market. It is now one of our better performing restaurants and last year it posted over $5 million in sales (and was closed due to hurricanes for several days). However, we do have some restaurants that will probably never achieve that level of performance. Our 28 restaurants are somewhat like a portfolio of businesses. As long as we can continue to improve the performance in the majority of them, our overall returns will improve. We still believe all of our restaurants have the potential for adequate returns, and only a few do not have the potential for superior returns. If we became convinced that a poor-performing location could not be improved, we would pursue the opportunity to sell it and re-deploy the capital. However, the current business prospects for all of our locations still look good enough for us to continue to operate them and press for improved financial performance.

**Miscellaneous**

- We are a small publicly-owned company with four corporate officers. That means we all wear many hats. I am the President and Chief Executive Officer and also serve the role of Chief Operating Officer. I travel and work our restaurants. When I say I work our restaurants, I mean that when I visit our restaurants, I work. I evaluate service and food quality, review operational standards, participate in our daily taste plate (quality check) and generally inject myself in the operation enough to develop a feel for how we are doing. We are restaurateurs, first and foremost.

  Occasionally I am asked why we do not do more to "promote" our Company. We are a small company and put all of our energy into food quality and service standards, leaving little time for other types of activities. We work hard on improving our business with the idea of improving our earnings. I believe that in today's electronic information age, if we make substantial improvement in our earnings, the word will get out. We also believe our disclosures should be as transparent as possible. With the exception of data we believe necessary to maintain our competitive advantages, we are quite willing to share anything. However, we will not publish any earnings guidance. With 28 restaurants in a highly volatile industry, we do not know our results from one week to the next until we see our weekly profit and loss statement each Monday. Some weeks we beat expected results by a wide margin, and other weeks we miss by the same margin. Our reluctance to give earnings guidance has nothing to do with wanting to keep information secret. It is just that we believe to play by the rules we would have to provide it every week. We also have strong feelings that all shareholders should be treated the same. We believe the 100-share shareholder and the 100,000-share shareholder should have equal access to information.
- From time to time we are asked who is Solidus. They are an investment partnership managed by E. Townes Duncan, one of our directors. Solidus is our largest shareholder.
- We try to run our business as efficiently as possible. We are a public company, but we try to think like a miserly-managed private company. We do not own an airplane. We do most of our traveling on Southwest Airlines. I personally stay in hotels where I can get my AAA or senior citizen's discount. All of our management team shares the same philosophy: Be efficient and keep expenses as low as possible. We try to spend and invest wisely, just like you would with your own money.
- None of our management team, including your CEO, is involved in any active business ventures other than J. Alexander's. We do not invest in other restaurants or operate restaurants on the side. We give the Company 100 percent of our loyalty.
- Occasionally, I am asked if I have an exit strategy. The answer is yes. The Columbarium at the First Presbyterian Church in Nashville.
- We do a complete business review at our annual meeting of shareholders. Our entire management team, including the operations staff, is in attendance. We are there to meet with our owners and answer any questions you might have about our business. We are hopeful many of you will attend.

In closing, we are confident we have a great team of restaurant operators and support staff in place to meet our business objectives of improving performance every year with continued revenue and earnings growth. We are highly focused on meeting the needs of our guests by providing an outstanding service experience so they can enjoy our quality food products. We are also highly focused on providing improved financial performance to our shareholders. We are excited about what we have learned from our newest restaurant in Nashville. We believe we have the appropriate systems and the commitment of our entire team to improve the consistency of our restaurant development process and meet our objective of continuing improvement in our business every day. I look forward to reporting to you next year that we have met all of our 2006 objectives.

Sincerely,



Lonnie J. Stout II
Chairman, President and
Chief Executive Officer
March 31, 2006

## RESULTS OF OPERATIONS

### Overview

J. Alexander's Corporation (the "Company") operates upscale casual dining restaurants. At January 1, 2006, the Company operated 28 J. Alexander's restaurants in 12 states. The Company's net sales are derived primarily from the sale of food and alcoholic beverages in its restaurants. Revenues have also been generated by the sale and redemption of gift cards, and from service fees and other income related to gift cards and certificates.

The Company's strategy is for J. Alexander's restaurants to compete in the restaurant industry by providing guests with outstanding professional service, high quality food, and an attractive environment with an upscale, high-energy ambiance. Quality is emphasized throughout J. Alexander's operations and substantially all menu items are prepared on the restaurant premises using fresh, high quality ingredients. The Company's goal is for each J. Alexander's restaurant to be perceived by guests in its market as a market leader in each of the categories above. J. Alexander's restaurants offer a contemporary American menu designed to appeal to a wide range of consumer tastes. However, the Company believes its restaurants are most popular with more discriminating guests with higher discretionary incomes. J. Alexander's typically does not advertise in the media and relies on each restaurant to increase sales by building its reputation as an outstanding dining establishment. The Company has generally been successful in achieving sales increases in its restaurants over time using this strategy.

The restaurant industry is highly competitive and is often affected by changes in consumer tastes and discretionary spending patterns; changes in general economic conditions; public safety conditions or concerns; demographic trends; weather conditions; the cost of food products, labor and energy; and governmental regulations. Because of these factors, the Company's management believes it is of critical importance to the Company's success to effectively execute the Company's operating strategy and to constantly evolve and refine the critical conceptual elements of J. Alexander's restaurants in order to distinguish them from other casual dining competitors and maintain the Company's competitive position.

The restaurant industry is also characterized by high capital investment for new restaurants and relatively high fixed or semi-variable restaurant operating expenses. As a result, incremental sales in existing restaurants are generally expected to make a significant contribution to restaurant profitability because many restaurant costs and expenses do not increase at the same rate as sales. Improvements in profitability resulting from incremental sales growth can be affected, however, by inflationary increases in operating costs and other factors. Management believes that excellence in restaurant operations, and particularly providing exceptional guest service, will increase net sales in the Company's existing restaurants and will support menu pricing levels which allow the Company to achieve reasonable operating margins while absorbing the higher costs of providing high quality dining experiences and operating cost increases.

Incremental sales for existing restaurants are generally measured in the restaurant industry by computing the same store sales increase, which represents the increase in sales for the restaurants included in the same base of restaurants for comparable periods. Same store sales increases can be generated by increases in guest counts and increases in the average check per guest. The average check per guest can be affected by menu price changes and the mix of menu items sold. Management regularly analyzes guest count and average check trends for each restaurant in order to improve menu pricing and product offering strategies. Management believes that it is important to increase guest counts and average guest checks over time in order to continue to improve the Company's profitability. The Company works to balance menu price increases with product offering and margin considerations in its efforts to achieve sustainable long-term increases in same store sales.

Other key indicators which can be used to evaluate and understand the Company's restaurant operations include cost of sales, restaurant labor and related costs and other operating expenses, with a focus on these expenses as a percentage of net sales. The cost of beef is the largest component of the Company's cost of sales. The Company typically enters into an annual pricing agreement which sets the price the Company will pay for beef for a 12-month period. Since the Company uses primarily fresh ingredients for food preparation, the cost of other food commodities can vary significantly from time to time due to a number of factors. The Company generally expects to increase menu prices in order to offset the increase in the cost of food products as well as increases which the Company experiences in labor and related costs and other operating expenses, but attempts to balance these increases with the goals of providing reasonable value to the Company's guests and maintaining same store sales growth. Management believes that restaurant operating margin, which is computed by subtracting total restaurant operating expenses from net sales and dividing by net sales, is an important indicator of the Company's success in managing its restaurant operations because it is affected by same store sales growth, menu pricing strategy, and the management and control of restaurant operating expenses in relation to net sales.

The opening of new restaurants by the Company can have a significant impact on the Company's financial performance. Because pre-opening costs for new restaurants are significant and most new restaurants incur start-up losses during their early months of operation, the number of restaurants opened or under development in a particular year can have a significant impact on the Company's operating results. Beginning in fiscal 2006, any straight-line minimum rent expense incurred during the construction period for any new leased restaurant locations for which construction begins will be included in pre-opening expense.

Because large capital investments are required for J. Alexander's restaurants and because a significant portion of labor costs and other operating expenses are fixed or semi-fixed in nature, management believes the sales required for a J. Alexander's restaurant to break even are relatively high compared to many other casual dining concepts and it is necessary for the Company to achieve relatively high sales volumes in its restaurants in order to achieve desired financial returns. The Company's criteria for new restaurant development target locations with high population densities and high household incomes which management believes provide the best prospects for achieving attractive financial returns on the Company's investments in new restaurants. Management believes that its intended new restaurant development rate of two to three restaurants per year beginning in 2007 should allow the Company to acquire new locations which meet the Company's development criteria while also allowing management to focus intently on improving sales and profits in its existing restaurants and maintain its pursuit of operational excellence. No new restaurant openings are currently planned in 2006.

Due to the Company's fiscal year which ends on the Sunday closest to December 31st of each year, operating results for fiscal 2005 and 2003 include 52 weeks of operations compared to 53 weeks in 2004.

The following table sets forth, for the fiscal years indicated, (i) the items in the Company's Consolidated Statements of Income expressed as a percentage of net sales, and (ii) other selected operating data:

| | Fiscal Year | | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Net sales | **100.0%** | 100.0% | 100.0% |
| Costs and expenses: | | | |
| Cost of sales | **32.9** | 33.6 | 32.4 |
| Restaurant labor and related costs | **31.5** | 31.4 | 32.7 |
| Depreciation and amortization of restaurant property and equipment | **3.8** | 3.8 | 4.1 |
| Other operating expenses | **19.5** | 19.0 | 18.4 |
| Total restaurant operating expenses | **87.7** | 87.9 | 87.6 |
| General and administrative expenses | **7.2** | 7.0 | 7.7 |
| Pre-opening expense | **.3** | – | .8 |
| Gain on involuntary property conversion | **–** | .1 | – |
| Operating income | **4.8** | 5.3 | 3.9 |
| Other income (expense): | | | |
| Interest expense, net | **(1.4)** | (1.7) | (2.0) |
| Other, net | **.1** | – | .1 |
| Total other expense | **(1.3)** | (1.7) | (1.9) |
| Income before income taxes | **3.5** | 3.6 | 2.0 |
| Income tax provision (benefit): | | | |
| Current | **1.4** | 1.2 | .3 |
| Deferred | **(.7)** | (1.5) | (1.4) |
| Total | **.7** | (.4) | (1.0) |
| Net income | **2.8%** | 3.9% | 3.1% |

*Note: Certain percentage totals do not sum due to rounding.*

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Restaurants open at end of year | **28** | 27 | 27 |
| Weighted average weekly net sales per restaurant | **$89,300** | $85,800 | $81,600 |

## Net Sales

Net sales increased by approximately $3.7 million, or 3.0%, in fiscal 2005 compared to 2004. Management estimates that net sales for 2005 increased by $6.2 million over net sales for the comparable 52 weeks ended January 2, 2005. This increase was due to increases in net sales in the same store restaurant base and to an additional restaurant which opened in October of 2005. Net sales increased by $15.9 million, or 14.8%, in 2004 compared to 2003. The sales increase in 2004 was due to increases in net sales in the same store restaurant base, additional restaurant operating weeks during 2004 because of the opening of three restaurants during 2003, and the additional week included in the fiscal year. Management estimates that the 53rd week included in the 2004 fiscal year increased sales by approximately $2,850,000 compared to 2003. Management estimates that net sales lost from the effect of hurricanes on the Company's operations were approximately $465,000 in 2005 and $300,000 in 2004.

Average weekly same store sales per restaurant increased by 3.9% to $90,000 per week in 2005 from $86,600 per week in 2004 on a base of 27 restaurants. Same store sales averaged $88,500 per restaurant per week in 2004, an increase of 7.9% from 2003 on a base of 25 restaurants.

The Company computes weighted average weekly sales per restaurant by dividing total restaurant sales for the period by the total number of days all restaurants were open for the period to obtain a daily sales average, with the daily sales average then multiplied by seven to arrive at weekly average sales per restaurant. Days on which restaurants are closed for business for any reason other than the scheduled closure of all J. Alexander's restaurants on Thanksgiving day and Christmas day are excluded from this calculation. Weighted average weekly same store sales per restaurant are computed in the same manner as described above except that sales and sales days used in the calculation include only those for restaurants open for more than 18 months. Revenue associated with service charges on unused gift cards and reductions in liabilities for gift certificates or cards as discussed below is not included in the calculation of weighted average weekly sales per restaurant or weighted average weekly same store sales per restaurant.

Management estimates that weekly average guest counts on a same store basis, and adjusted for hurricane related closure days, decreased by approximately 2.6% in 2005 compared to 2004 and increased by approximately .6% in 2004 compared to 2003. Management believes that the decrease in guest counts in 2005 was due to higher menu prices and, in some locations, to trial by the Company's guests of new upscale restaurants in their markets. The Company's failure to operate its restaurants at its expected high standards was also likely a contributing factor in certain locations. Management estimates the average check per guest, including alcoholic beverage sales, increased by 6.6% to $21.50 in 2005, from $20.17 in 2004. The 2004 average check increased by approximately 7.0% over the 2003 average check. Management estimates that menu prices increased by approximately 3.1% in 2005 over 2004. In addition, in April of 2005 the Company changed its menu pricing format in most locations to modified à la carte pricing for beef and seafood entrees. Under the modified à la carte format, menu prices of beef and seafood entrees which previously included a dinner salad decreased by $1.00 to $2.00 in many locations (although increasing in certain major market locations), but no longer include a salad. If desired, a salad can be added for an additional charge of $4.00. Menu prices for 2004 increased by an estimated 5% compared to 2003. No significant increases were made in 2003.

Increased wine sales, which management believes are due to additional emphasis placed on the Company's wine feature program, and special menu features also contributed to same store sales increases in 2005 and 2004.

The Company recognizes revenue from non-use fees related to gift cards and from reductions in liabilities for gift cards and certificates which, although they do not expire, are considered to be only remotely likely to be redeemed. These revenues are included in net sales in the amounts of $832,000, $508,000 and $307,000 for 2005, 2004 and 2003, respectively. The Company discontinued service charges on gift cards in 2005 and as a result expects gift card revenue to decrease in 2006.

## Restaurant Costs and Expenses

Total restaurant operating expenses decreased to 87.7% of sales in 2005 from 87.9% in 2004, which compared to 87.6% in 2003. The decrease in 2005 was primarily the result of lower cost of sales as a percentage of net sales which was partially offset by higher other operating expenses. The increase in 2004 was due primarily to the impact of higher cost of sales and to the effect of higher operating expense percentages experienced in the Company's two restaurants opened in the last quarter of 2003, with lower labor costs and depreciation and amortization charges partially offsetting the effect of these increases. Restaurant operating margins increased to 12.3% in 2005 from 12.1% in 2004, which was down from 12.4% in 2003.

Cost of sales, which includes the cost of food and beverages, decreased to 32.9% of net sales in 2005 from 33.6% in 2004 due primarily to increases in menu prices and the change in pricing format to modified à la carte pricing for beef and seafood entrees, which together with lower prices paid for poultry more than offset higher costs for beef, salmon and other food commodities. Cost of sales, as a percentage of net sales, increased by 1.2% in 2004 compared to 2003, as the effect of menu price increases did not offset, as a percentage of net sales, significantly higher input costs associated with beef, pork, poultry, dairy products and other food commodities during the year.

Beef purchases represent the largest component of the Company's cost of sales and comprise approximately 28% to 30% of this category. Due to high prices in the beef market, the Company's beef costs have increased significantly over the last two years. The Company typically enters into an annual pricing agreement covering most of its beef purchases. Under the Company's beef pricing agreement which was effective in March of 2005, beef prices increased by an estimated 7% to 8% over those under the previous agreement. A portion of the increase under the March 2005 agreement was due to the Company upgrading its beef program to serve only Certified Angus Beef® in all of its restaurants. This increase follows an increase of approximately 13% to 14% under the beef pricing agreement which was effective in March of 2004. Under its most recent pricing agreement effective in March of 2006, the Company will continue to serve Certified Angus Beef® or other branded high-quality choice beef in most locations. While prices increased by 5% to 6% under the new agreement, management expects to offset a significant portion of the effect of the increases by changing the purchase specifications for one cut of beef in order to increase steak cutting yields and lower the Company's effective cost of that product.

In response to escalating beef input costs as well as continuing pressure on the cost of a number of other food items, the Company increased menu prices in 2004 and 2005. The Company also changed its pricing format for certain menu items to modified à la carte pricing in most locations as discussed above. The Company expects to again raise menu prices in 2006 on certain beef offerings as well as other menu items to compensate for higher beef input costs and to maintain or improve profitability. The Company believes the outlook for other food cost items for 2006 is relatively stable.

Restaurant labor and related costs as a percentage of net sales did not change significantly in 2005 compared to 2004 and decreased to 31.4% of net sales in 2004 from 32.7% of net sales during 2003. Because of the nature of J. Alexander's operations and the Company's emphasis on providing high quality food and outstanding levels of service, much of the labor scheduled for overseeing restaurant operations, for preparing food, and for staffing the service areas of the restaurants is relatively fixed in nature within broad ranges of sales for each restaurant. As a result, increases in net sales in the same store restaurant base in 2004 did not result in proportionate increases in labor costs and labor costs as a percentage of net sales decreased. The effect of these decreases more than offset higher labor costs in newer restaurants. A decrease in group medical costs resulting from changes to the Company's group medical plan also contributed to the decrease. In 2005, the improved labor efficiency related to the increase in same store sales was more than offset by increases in restaurant management salaries and hourly wage rates, including an increase in labor costs of approximately $320,000 resulting from increases in minimum wage rates in two states in which the Company operates restaurants.

Depreciation and amortization of restaurant property and equipment as a percentage of net sales decreased to 3.8% in 2004 from 4.1% in 2003 primarily due to the effect of higher same store sales volumes which more than offset the effect of higher depreciation expense on the new, lower volume locations opened in the fourth quarter of 2003.

Other operating expenses, which include restaurant level expenses such as china and supplies, laundry and linen costs, repairs and maintenance, utilities, credit card fees, rent, property taxes and insurance, increased to 19.5% of net sales during 2005 from 19.0% of net sales in 2004 and 18.4% of net sales in 2003. Higher utility costs was the most significant factor contributing to the increase in 2005. The Company also experienced increases in the cost of insurance, paper supplies and certain other operating expenses. The increase in 2004 compared to 2003 was primarily related to increases in rent and other expenses associated with restaurants opened by the Company in 2003. Higher credit card fees, repairs and maintenance expenditures, losses on disposal of restaurant property and equipment and laundry and linen costs also contributed to the increase. The Company expects utility costs to continue to increase significantly in 2006.

### General and Administrative Expenses

General and administrative expenses, which include all supervisory costs and expenses, management training and relocation costs, and other costs incurred above the restaurant level, increased by $513,000 in 2005 over 2004 and by $348,000 in 2004 over 2003. The increase in 2005 included increases due to staff additions, increases in salaries, and higher training and other personnel related expenses, including higher relocation costs and group insurance expense, which were partially offset by the elimination of bonus accruals for the corporate management staff in 2005. The most significant factors contributing to the increase in 2004 were higher salary expenses, including salaries for additional operations supervisory personnel added in connection with the Company's growth, and higher accruals for bonuses to be paid to the corporate staff based on 2004 performance. Increases in other personnel related costs as well as higher corporate governance and American Stock Exchange compliance related expenses also contributed to the increase. These increases were partially offset by a reduction in non-cash compensation expense recorded in connection with a variable stock option award, which is further discussed below, and a reduction in severance costs compared to 2003 when costs were recognized related to the separation from the Company of one of its executive officers.

General and administrative expenses included non-cash compensation expense of $18,000 and $552,000 in 2004 and 2003, respectively, in connection with a stock option grant accounted for as a variable plan award. The exercise price of this option grant was fixed by the Company's Board of Directors in May of 2004 and, as a result, the Company did not recognize any additional compensation expense with respect to this grant after that date and will not recognize any additional compensation expense in the future with respect to this grant.

### Pre-Opening Expense

The Company incurred pre-opening expense of $411,000 in 2005 in connection with one new restaurant which was opened. No restaurants were opened and no pre-opening expense was incurred in 2004, whereas three new restaurants were opened and $897,000 of pre-opening expense was incurred in 2003.

### Other Income (Expense)

Net interest expense decreased in 2005 compared to 2004 due to a reduction in interest expense in 2005 resulting from lower borrowings outstanding and an increase in capitalized interest costs. Additionally, investment income, which is netted against interest expense for income statement presentation, increased due to higher balances of invested funds and higher interest rates.

### Income Taxes

Based on management's assessment of the likelihood of the future realization of the Company's deferred tax assets, the beginning of the year valuation allowances for deferred tax assets were reduced by $122,000, $1,531,000 and $1,475,000 in the fourth quarters of 2005, 2004 and 2003, respectively, with corresponding credits to the income tax provisions for those years. These credits, while reducing income tax expense, are not a current source of cash for the Company. See additional discussion under Critical Accounting Policies - Income Taxes. During 2003, the Company reversed previously accrued federal income taxes payable of $182,000, resulting in a reduction in the federal provision.

## LIQUIDITY AND CAPITAL RESOURCES

The Company's capital needs are primarily for the development and construction of new J. Alexander's restaurants, for maintenance of its existing restaurants, and for meeting debt service and operating lease obligations. Additionally, the Company paid a cash dividend to all shareholders aggregating $653,000 in January of 2006 in order to extend certain contractual standstill restrictions under an agreement with its largest shareholder and may consider paying additional dividends in that regard in the future. See Note O to the Consolidated Financial Statements. The Company has met its needs and maintained liquidity in recent years primarily by cash flow from operations, use of bank lines of credit, and through proceeds received from a mortgage loan in 2002.

The Company's net cash provided by operating activities totaled $7,406,000, $8,936,000 and $6,908,000 in 2005, 2004 and 2003, respectively. The 2004 amount included the receipt of a landlord tenant improvement allowance of approximately $500,000 related to a restaurant opened in the fourth quarter of 2003. Management expects that future cash flows from operating activities will vary primarily as a result of future operating results and is not aware of any material changes in the underlying factors which affect cash flows from operations. Cash and cash equivalents on hand at January 1, 2006 were $8,200,000.

The Company's capital expenditures can vary significantly from year to year depending primarily on the number, timing and form of ownership of new restaurants under development. Cash expenditures for capital assets totaled $6,461,000, $3,010,000 and $9,418,000 for 2005, 2004 and 2003, respectively. The Company places a high priority on maintaining the image and condition of its restaurants and of the amounts above, $2,395,000, $2,645,000 and $2,060,000 represented expenditures for remodels, enhancements and asset replacements related to existing restaurants for 2005, 2004 and 2003, respectively. Cash provided by operating activities exceeded capital expenditures in 2005 and 2004 and represented 73% of capital expenditures for 2003. The remaining capital expenditures for 2003 were funded primarily by use of a portion of the proceeds from long-term mortgage financing completed in October of 2002.

The Company currently does not plan to open any new restaurants in 2006. However, management is continually seeking locations for new J. Alexander's restaurants and would consider taking advantage of any attractive opportunities, including conversions of other restaurants, which might arise. Estimated cash expenditures for capital assets for existing restaurants for 2006 are approximately $3.9 million, including approximately $550,000 of payments primarily for assets acquired in 2005 for the new J. Alexander's restaurant opened in the fourth quarter of that year. Depending on the timing and success of management's efforts to locate acceptable sites, amounts in addition to those above could be expended in 2006 in connection with development of new J. Alexander's restaurants.

Management believes cash and cash equivalents on hand at January 1, 2006 combined with cash flow from operations will be adequate to meet the Company's capital needs for 2006. Management's longer term growth plan is to open two restaurants in 2007 and up to three restaurants per year beginning in 2008. While management does not believe these growth plans will be constrained due to lack of capital resources, capital requirements for this level of growth could exceed funds generated by the Company's operations. Management believes that, if needed, additional financing would be available for future growth through an increase in bank credit, additional mortgage or equipment financing, or sale and leaseback of some or all of the Company's unencumbered restaurant properties. There can be no assurance, however, that such financing, if needed, could be obtained or that it would be on terms satisfactory to the Company.

In October 2002, the Company obtained $25,000,000 of long-term financing through completion of a mortgage loan transaction. The mortgage loan has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 over a period of 20 years through November 2022. Net proceeds from the mortgage loan, after deducting fees and expenses associated with the transaction, were approximately $24,275,000. A portion of these funds was used to pay off the outstanding balance of the Company's bank line of credit, terminating that bank facility. Remaining funds were invested in short-term money market funds and used along with cash flow from operations primarily for retiring the Company's $6,250,000 of convertible subordinated debentures which matured in 2003, to fund capital costs associated with new and existing restaurants, and for repurchases of the Company's common stock.

Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio of 1.25 to 1 be maintained for the businesses operated at the properties included under the mortgage and that a funded debt to EBITDA (as defined in the loan agreement) ratio of 6 to 1 be maintained for the Company and its subsidiaries. The Company was in compliance with all such provisions at both January 1, 2006 and January 2, 2005. The loan is pre-payable without penalty after October 29, 2007, with a yield maintenance penalty in effect prior to that time. The mortgage loan is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $24,796,000 at January 1, 2006. The real property at these locations is owned by JAX Real Estate, LLC, the borrower under the loan agreement, which leases them to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease. JAX Real Estate, LLC, is an indirect wholly-owned subsidiary of the Company which is included in the Company's Consolidated Financial Statements. However, JAX Real Estate, LLC was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

In May of 2003, the Company entered into a secured bank line of credit agreement which provides up to $5,000,000 for financing capital expenditures related to the development of new restaurants and for general operating purposes. Credit available under the line is currently approximately $4.6 million and is based on a percentage of the appraised value of the collateral securing the line. Provisions of the line of credit agreement require that the Company maintain a fixed charge coverage ratio of at least 1.5 to 1 and a maximum adjusted debt to EBITDAR (as defined in the loan agreement) ratio of 4.15 to 1. The Company was in compliance with all such provisions at both January 1, 2006 and January 2, 2005. The bank loan agreement also provides that defaults which permit acceleration of debt under other loan agreements constitute a default under the bank agreement. The Company's ability to incur additional debt outside of the line of credit is also restricted. The line of credit is secured by the real estate of two of the Company's restaurant locations with an aggregate book value of $7,644,000 at January 1, 2006 and bears interest on outstanding borrowings at the rate of LIBOR plus a spread of two to four percent, depending on the Company's leverage ratio. The credit line expires on April 30, 2006. Management expects that the credit line will be renewed on terms similar to those it currently contains, but there can be no assurance that such a renewal will be successfully completed. There were no borrowings under the line as of January 1, 2006. To supplement its other sources of capital and provide additional funds for future growth, the Company completed $750,000 of five-year equipment financing with a bank in January 2004.

The Company was in compliance with the financial covenants of its debt agreements as of January 1, 2006. Should the Company fail to comply with these covenants, management would likely request waivers of the covenants, attempt to renegotiate them or seek other sources of financing. However, if these efforts were not successful, amounts outstanding under these credit facilities could become immediately due and payable, and there could be a material adverse effect on the Company's financial condition and operations.

In 2004, the Company received proceeds of approximately $370,000 from the involuntary conversion through an eminent domain proceeding of a portion of the property on which one of the Company's restaurants is located. From June 2001 through May 14, 2003, the Company repurchased approximately 535,000 shares of its common stock at a cost of approximately $1,555,000, an average cost of $2.91 per share. The Company has no current plans to make additional purchases.

While the Company at times operates with a working capital deficit, management does not believe such deficits impair the overall financial condition of the Company. Many companies in the restaurant industry operate with a working capital deficit because guests pay for their purchases with cash or cash equivalents at the time of sale while trade payables for food and beverage purchases and other obligations related to restaurant operations are not typically due for some time after the sale takes place. Since requirements for funding accounts receivable and inventories are relatively insignificant, virtually all cash generated by operations is available to meet current obligations.

As of March 28, 2006, the Company had no financing transactions, arrangements or other relationships with any unconsolidated affiliated entities or related parties. Additionally, the Company is not a party to any financing arrangements involving synthetic leases or trading activities involving commodity contracts. Operating lease commitments for leased restaurants and office space are disclosed in Note G, "Leases" and Note L, "Commitments and Contingencies," to the Consolidated Financial Statements.

## CONTRACTUAL OBLIGATIONS

The following table sets forth significant contractual obligations of the Company at January 1, 2006:

| *(In thousands)* | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Long-term debt[1] | $43,628 | $2,718 | $ 5,436 | $ 5,110 | $30,364 |
| Capitalized lease obligations[1] | 427 | 36 | 72 | 90 | 229 |
| Operating leases[2] | 30,500 | 2,715 | 5,019 | 5,157 | 17,609 |
| Purchase obligations[3] | 4,395 | 3,365 | 998 | 32 | - |
| Other long-term obligations | 1,422 | – | – | – | 1,422 |
| Total | $80,372 | $8,834 | $11,525 | $10,389 | $49,624 |

*(1) Long-term debt and capitalized lease obligations include the interest expense component.*

*(2) Excludes renewal option periods.*

*(3) In determining purchase obligations for this table, the Company used its interpretation of the definition set forth in the related rule which states, "a 'purchase obligation' is defined as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including: fixed minimum quantities to be purchased; fixed, minimum or variable/price provisions, and the approximate timing of the transaction." In applying this definition, the Company has only included purchase obligations to the extent the failure to perform would result in formal recourse to J. Alexander's Corporation.*

From 1975 through 1996, the Company operated restaurants in the quick-service restaurant industry. The discontinuation of these quick-service restaurant operations included disposals of restaurants that were subject to lease agreements which typically contained initial lease terms of 20 years plus two additional option periods of five years each. In connection with certain of these dispositions, the Company remains secondarily liable for ensuring financial performance as set forth in the original lease agreements. The Company can only estimate its contingent liability relative to these leases, as any changes to the contractual arrangements between the current tenant and the landlord subsequent to the assignment are not required to be disclosed to the Company. A summary of the Company's estimated contingent liability as of January 1, 2006, is as follows:

| | |
|---|---|
| Wendy's restaurants (35 leases) | $5,000,000 |
| Mrs. Winner's Chicken & Biscuits restaurants (27 leases) | 2,300,000 |
| Total contingent liability related to assigned leases | $7,300,000 |

There have been no payments by the Company of such contingent liabilities in the history of the Company.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to its accounting for gift card and gift certificate revenue, property and equipment, leases, impairment of long-lived assets, income taxes, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are those which involve the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

**Revenue Recognition for Gift Certificates and Gift Cards:** The Company records a liability for gift certificates and gift cards at the time they are sold by the Company's gift card subsidiary. Upon redemption, net sales are recorded and the liability is reduced by the amount of certificates or card values redeemed. In 2000, the Company's gift card subsidiary began selling electronic gift cards which provided for monthly service charges of $2.00 per month to be deducted from the outstanding balances of the cards after 12 months of inactivity. These service charges, along with reductions in liabilities for gift cards and certificates which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions ("breakage"), have been recorded as revenue by the Company and are included in net sales in the Company's Consolidated Statements of Income. The Company discontinued the deduction of service charges from gift card balances in 2005. Based on the Company's historical experience, management considers the probability of redemption of a gift card to be remote when it has been outstanding for 24 months. In 2005, the Company recorded breakage of $366,000 in connection with the remaining balance of gift certificates issued prior to 2001 and $168,000 in connection with gift cards that were more than 24 months old. Breakage of $166,000 related to gift certificates was recorded during 2004.

**Property and Equipment:** Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term, generally including renewal options. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Because significant judgments are required in estimating useful lives, which are not ultimately known until the passage of time and may be dependent on proper asset maintenance, and in the determination of what constitutes a capitalized cost versus a repair or maintenance expense, changes in circumstances or use of different assumptions could result in materially different results from those determined based on the Company's estimates.

**Lease Accounting:** The Company is obligated under various lease agreements for certain restaurant facilities. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the lesser of the present value of the minimum lease payments during the lease term or the fair market value of the leased asset.

Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in capitalized costs or rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that the Company will exercise its options for such periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. Rent expense incurred during the construction period has been capitalized as a component of property and equipment. However, any rent expense incurred during the construction period beginning in 2006 will be included in pre-opening expense. The leasehold improvements and property held under capital leases for each leased restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the expected lease term used for lease accounting purposes. Percentage rent expense is generally based upon sales levels and is accrued when it is deemed probable that percentage rent will exceed the minimum rent per the lease agreement. Allowances for tenant improvements received from lessors are recorded as adjustments to rent expense over the term of the lease.

Judgments made by the Company related to the probable term for each restaurant facility lease affect the payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

**Impairment of Long-Lived Assets:** When events and circumstances indicate that long-lived assets - most typically assets associated with a specific restaurant - might be impaired, management compares the carrying value of such assets to the undiscounted cash flows it expects that restaurant to generate over its remaining useful life. In calculating its estimate of such undiscounted cash flows, management is required to make assumptions, which are subject to a high degree of judgment, relative to the restaurant's future period of operation, sales performance, cost of sales, labor and operating expenses. The resulting forecast of undiscounted cash flows represents management's estimate based on both historical results and management's expectation of future operations for that particular restaurant. To date, all of the Company's long-lived assets have been determined to be recoverable based on management's estimates of future cash flows.

**Income Taxes:** The Company had $7,252,000 of gross deferred tax assets at January 1, 2006, consisting principally of $4,757,000 of tax credit carryforwards. Generally accepted accounting principles require that the Company record a valuation allowance against its deferred tax assets unless it is "more likely than not" that such assets will ultimately be realized.

Due to losses incurred by the Company from 1997 through 1999 and because a significant portion of the Company's costs are fixed or semi-fixed in nature, management was unable to conclude from 1997 through 2001 that it was more likely than not that its existing deferred tax assets would be realized; therefore, the Company maintained a valuation allowance for 100% of its deferred tax assets, net of deferred tax liabilities, for those years.

In fiscal years 2002 through 2005, management continued to assess the likelihood of realization of the Company's deferred tax assets and the need for a valuation allowance with respect to those assets. Based on the Company's improved historical results and management's forecasts of the Company's future taxable income adjusted by varying probability factors, the beginning of the year valuation allowances were reduced by $1,200,000, $1,475,000, $1,531,000 and $122,000 in the fourth quarters of 2002, 2003, 2004 and 2005, respectively.

In performing its analyses in 2004 and 2005, management concluded that a valuation allowance was needed only for federal alternative minimum tax (AMT) credit carryforwards of $1,657,000 and for tax assets related to certain state net operating loss carryforwards, the use of which involves considerable uncertainty. The valuation allowance provided for these items at January 1, 2006 was $1,733,000. Even though the AMT credit carryforwards do not expire, their use is not presently considered more likely than not because significant increases in earnings levels are expected to be necessary to utilize them since they must be used only after certain other carryforwards currently available, as well as additional tax credits which are expected to be generated in future years, are realized.

Failure to achieve projected taxable income could affect the ultimate realization of the Company's net deferred tax assets. Because of the uncertainties discussed above, there can be no assurance that management's estimates of future taxable income will be achieved and that there could not be a subsequent increase in the valuation allowance. It is also possible that the Company could generate taxable income levels in the future which would cause management to conclude that it is more likely than not that the Company will realize all, or an additional portion of, its deferred tax assets.

The Company will continue to evaluate the likelihood of realization of its deferred tax assets and upon reaching any different conclusion as to the appropriate carrying value of these assets, management will adjust them to their estimated net realizable value. Any such revisions to the estimated realizable value of the deferred tax assets could cause the Company's provision for income taxes to vary significantly from period to period, although its cash tax payments would remain unaffected until the benefits of the various carryforwards were fully utilized. However, because the remaining valuation allowance is related to the specific deferred tax assets noted above, management does not anticipate further adjustments to the valuation allowance until the Company's projections of future taxable income increase significantly.

In addition, certain other components of the Company's provision for income taxes must be estimated. These include, but are not limited to, effective state tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income, and estimates related to depreciation expense allowable for tax purposes. These estimates are made based on the best available information at the time the tax provision is prepared. Income tax returns are generally not filed, however, until several months after year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws.

The above listing is not intended to be a comprehensive listing of all of the Company's accounting policies and estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited Consolidated Financial Statements and notes thereto which begin on page 24 of this Annual Report to Shareholders which contain accounting policies and other disclosures required by U.S. generally accepted accounting principles.

## RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value beginning in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine an appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The estimated pre-tax impact of adopting SFAS 123R for 2006, relating to prior years' unvested stock option grants only, will be approximately $55,000. Any compensation expense recognized relative to options granted subsequent to the date of adoption will be in addition to this amount.

In October 2005, the FASB issued Staff Position 13-1, "Accounting for Rental Costs Incurred During a Construction Period" ("FSP 13-1"). FSP 13-1 is effective for the first reporting period beginning after December 15, 2005 and requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense. The Company has historically capitalized rents paid during the period a restaurant is under construction. Rental costs incurred during the construction period have averaged approximately $145,000 per location based upon the Company's leased properties placed in service since 2001.

## IMPACT OF INFLATION AND OTHER FACTORS

Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company continually seeks ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs, but this will take place over many years. In general, the Company tries to offset increased costs and expenses through additional improvements in operating efficiencies and by increasing menu prices over time, as permitted by competition and market conditions.

## SEASONALITY AND QUARTERLY RESULTS

The Company's net sales and net income have historically been subject to seasonal fluctuations. Net sales and operating income typically reach their highest levels during the fourth quarter of the fiscal year due to holiday business and the first quarter of the fiscal year due to the redemption of gift cards sold during the holiday season. In addition, certain of the Company's restaurants, particularly those located in southern Florida, typically experience an increase in customer traffic during the period between Thanksgiving and Easter due to an increase in population in these markets during that portion of the year. Certain of the Company's restaurants are located in areas subject to hurricanes and tropical storms, which typically occur during the Company's third and fourth quarters, and which can negatively affect the Company's net sales and operating results. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated pre-opening costs. As a result of these and other factors, the Company's financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year. A summary of the Company's quarterly results for 2005 and 2004 appears in this Report immediately following the Notes to the Consolidated Financial Statements.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Disclosure About Interest Rate Risk.** The Company is subject to market risk from exposure to changes in interest rates based on its financing and cash management activities. While all of the Company's debt outstanding as of January 1, 2006 was at fixed rates, the Company has historically utilized a mix of both fixed-rate and variable-rate debt to manage its exposures to changes in interest rates. (See Notes F and G to the Consolidated Financial Statements appearing elsewhere herein.) The Company does not expect changes in market interest rates to have a material effect on income or cash flows in fiscal 2006, although there can be no assurances that interest rates will not significantly change.

**Investment Portfolio.** The Company invests portions of its excess cash, if any, in highly liquid investments. At January 1, 2006, the Company had $7.3 million in money market accounts. The market risk on such investments is minimal due to their short-term nature.

**Commodity Price Risk.** Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company. Essential supplies and raw materials are available from several sources and the Company is not dependent upon any single source of supplies or raw materials. The Company's ability to maintain consistent quality throughout its restaurant system depends in part upon its ability to acquire food products and related items from reliable sources. When the supply of certain products is uncertain or prices are expected to rise significantly, the Company may enter into purchase contracts or purchase bulk quantities for future use. The Company routinely has purchase commitments for terms of one year or less for food and supplies with a variety of vendors, some of which are limited to a pricing schedule for the period covered by the agreements. The Company has established long-term relationships with key beef, seafood and produce vendors and brokers. Adequate alternative sources of supply are believed to exist for substantially all products. While the supply and availability of certain products can be volatile, the Company believes that it has the ability to identify and access alternative products as well as the ability to adjust menu prices if needed. Significant items that could be subject to price fluctuations are beef, seafood, produce, pork and dairy products among others. The Company believes that any changes in commodity pricing which cannot be adjusted for by changes in menu pricing or other product delivery strategies would not be material.

## RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. All references are to fiscal years unless otherwise noted. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures, financing arrangements and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors including, but not limited to, those discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

## Consolidated Statements of Income

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| Net sales | **$126,617,000** | $122,918,000 | $107,059,000 |
| Costs and expenses: | | | |
| Cost of sales | **41,710,000** | 41,324,000 | 34,732,000 |
| Restaurant labor and related costs | **39,860,000** | 38,597,000 | 35,031,000 |
| Depreciation and amortization of restaurant property and equipment | **4,835,000** | 4,703,000 | 4,345,000 |
| Other operating expenses | **24,639,000** | 23,361,000 | 19,643,000 |
| Total restaurant operating expenses | **111,044,000** | 107,985,000 | 93,751,000 |
| General and administrative expenses | **9,081,000** | 8,568,000 | 8,220,000 |
| Pre-opening expense | **411,000** | – | 897,000 |
| Gain on involuntary property conversion | **–** | 117,000 | – |
| Operating income | **6,081,000** | 6,482,000 | 4,191,000 |
| Other income (expense): | | | |
| Interest expense, net | **(1,770,000)** | (2,130,000) | (2,108,000) |
| Other, net | **114,000** | 26,000 | 75,000 |
| Total other expense | **(1,656,000)** | (2,104,000) | (2,033,000) |
| Income before income taxes | **4,425,000** | 4,378,000 | 2,158,000 |
| Income tax provision (benefit) | **865,000** | (444,000) | (1,122,000) |
| Net income | **$ 3,560,000** | $ 4,822,000 | $ 3,280,000 |
| Basic earnings per share | **$ .55** | $ .75 | $ .50 |
| Diluted earnings per share | **$ .52** | $ .71 | $ .49 |

*See Notes to Consolidated Financial Statements.*

| | January 1 2006 | January 2 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 8,200,000** | $ 6,129,000 |
| Accounts and notes receivable, net of allowances for possible losses | **1,907,000** | 2,178,000 |
| Inventories | **1,351,000** | 1,132,000 |
| Deferred income taxes | **964,000** | 1,327,000 |
| Prepaid expenses and other current assets | **1,284,000** | 1,191,000 |
| **Total Current Assets** | **13,706,000** | 11,957,000 |
| **Other Assets** | **1,164,000** | 1,122,000 |
| **Property and Equipment**, at cost, less allowances for depreciation and amortization | **74,187,000** | 72,425,000 |
| **Deferred Income Taxes** | **4,510,000** | 3,236,000 |
| **Deferred Charges**, less accumulated amortization of $708,000 and $595,000 at January 1, 2006, and January 2, 2005, respectively | **733,000** | 814,000 |
| | **$94,300,000** | $ 89,554,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 4,971,000** | $ 3,050,000 |
| Accrued expenses and other current liabilities | **4,817,000** | 4,893,000 |
| Unearned revenue | **2,285,000** | 2,680,000 |
| Current portion of long-term debt and obligations under capital leases | **824,000** | 769,000 |
| **Total Current Liabilities** | **12,897,000** | 11,392,000 |
| **Long-Term Debt and Obligations Under Capital Leases**, net of portion classified as current | **23,193,000** | 24,017,000 |
| **Deferred Compensation Obligations** | **1,422,000** | 1,288,000 |
| **Deferred Rent Obligations and Other Deferred Credits** | **3,681,000** | 3,255,000 |
| **Stockholders' Equity** | | |
| Common Stock, par value $.05 per share: Authorized 10,000,000 shares; issued and outstanding 6,531,122 and 6,460,199 shares at January 1, 2006, and January 2, 2005, respectively | **327,000** | 324,000 |
| Preferred Stock, no par value: Authorized 1,000,000 shares; none issued | **-** | - |
| Additional paid-in capital | **34,620,000** | 34,312,000 |
| Retained earnings | **18,536,000** | 15,629,000 |
| | **53,483,000** | 50,265,000 |
| Note receivable – Employee Stock Ownership Plan | **-** | (192,000) |
| Employee notes receivable – 1999 Loan Program | **(376,000)** | (471,000) |
| **Total Stockholders' Equity** | **53,107,000** | 49,602,000 |
| Commitments and Contingencies | | |
| | **$94,300,000** | $ 89,554,000 |

*See Notes to Consolidated Financial Statements.*

## Consolidated Statements of Cash Flows

| | Years Ended | | |
|---|---|---|---|
| | January 1 2006 | January 2 2005 | December 28 2003 |
| **Cash Flows from Operating Activities:** | | | |
| Net income | **$3,560,000** | $4,822,000 | $3,280,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of property and equipment | **4,926,000** | 4,809,000 | 4,444,000 |
| Amortization of deferred charges | **113,000** | 114,000 | 147,000 |
| Deferred income tax benefit | **(907,000)** | (1,888,000) | (1,475,000) |
| Non-cash compensation expense – variable stock option award | **-** | 18,000 | 552,000 |
| Gain on involuntary property conversion | **-** | (117,000) | - |
| Other, net | **233,000** | 244,000 | 122,000 |
| Changes in assets and liabilities: | | | |
| Accounts and notes receivable | **271,000** | 360,000 | (570,000) |
| Inventories | **(219,000)** | (64,000) | (278,000) |
| Prepaid expenses and other current assets | **(93,000)** | (141,000) | (50,000) |
| Deferred charges | **(32,000)** | (30,000) | (44,000) |
| Accounts payable | **(188,000)** | 96,000 | 89,000 |
| Accrued expenses and other current liabilities | **(615,000)** | 101,000 | (90,000) |
| Unearned revenue | **(395,000)** | (191,000) | 179,000 |
| Other long-term liabilities | **560,000** | 625,000 | 284,000 |
| Note receivable - Employee Stock Ownership Plan | **192,000** | 178,000 | 318,000 |
| Net cash provided by operating activities | **7,406,000** | 8,936,000 | 6,908,000 |
| **Cash Flows from Investing Activities:** | | | |
| Purchase of property and equipment | **(6,461,000)** | (3,010,000) | (9,418,000) |
| Proceeds from involuntary property conversion | **-** | 370,000 | - |
| Other, net | **(79,000)** | (96,000) | (66,000) |
| Net cash used in investing activities | **(6,540,000)** | (2,736,000) | (9,484,000) |
| **Cash Flows from Financing Activities:** | | | |
| Proceeds under bank line of credit agreement | **-** | 408,000 | 8,426,000 |
| Payments under bank line of credit agreement | **-** | (894,000) | (7,940,000) |
| Proceeds from equipment financing note | **-** | 750,000 | - |
| Payments on long-term debt and obligations under capital leases | **(769,000)** | (770,000) | (6,807,000) |
| Common stock repurchased | **-** | - | (864,000) |
| Reduction of employee receivables – 1999 Loan Program | **95,000** | 53,000 | 206,000 |
| Exercise of stock options | **197,000** | 78,000 | 148,000 |
| Increase (decrease) in bank overdraft | **1,682,000** | (568,000) | 1,203,000 |
| Other, net | **-** | - | (59,000) |
| Net cash provided by (used in) financing activities | **1,205,000** | (943,000) | (5,687,000) |
| **Increase (Decrease) in Cash and Cash Equivalents** | **2,071,000** | 5,257,000 | (8,263,000) |
| Cash and cash equivalents at beginning of year | **6,129,000** | 872,000 | 9,135,000 |
| **Cash and Cash Equivalents at End of Year** | **$8,200,000** | $6,129,000 | $ 872,000 |

*See Notes to Consolidated Financial Statements.*

| | Outstanding Shares | Common Stock | Additional Paid-In Capital | Retained Earnings | Note Receivable– Employee Stock Ownership Plan | Employee Notes Receivable– 1999 Loan Program | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balances at December 29, 2002** | 6,660,535 | $ 333,000 | $ 34,357,000 | $ 7,527,000 | $ (688,000) | $ (730,000) | $ 40,799,000 |
| Exercise of stock options, including tax benefits | 50,982 | 3,000 | 145,000 | – | – | – | 148,000 |
| Reduction of employee notes receivable – 1999 Loan Program | – | – | – | – | – | 206,000 | 206,000 |
| Reduction of note receivable – Employee Stock Ownership Plan | – | – | – | – | 318,000 | – | 318,000 |
| Common stock repurchased | (277,564) | (14,000) | (850,000) | – | – | – | (864,000) |
| Other, net | (1,235) | – | (7,000) | – | – | – | (7,000) |
| Non-cash compensation expense – variable stock option award | – | – | 552,000 | – | – | – | 552,000 |
| Net and comprehensive income | – | – | – | 3,280,000 | – | – | 3,280,000 |
| **Balances at December 28, 2003** | 6,432,718 | 322,000 | 34,197,000 | 10,807,000 | (370,000) | (524,000) | 44,432,000 |
| Exercise of stock options, including tax benefits | 27,783 | 2,000 | 98,000 | – | – | – | 100,000 |
| Reduction of employee notes receivable – 1999 Loan Program | – | – | – | – | – | 53,000 | 53,000 |
| Reduction of note receivable – Employee Stock Ownership Plan | – | – | – | – | 178,000 | – | 178,000 |
| Other, net | (302) | – | (1,000) | – | – | – | (1,000) |
| Non-cash compensation expense – variable stock option award | – | – | 18,000 | – | – | – | 18,000 |
| Net and comprehensive income | – | – | – | 4,822,000 | – | – | 4,822,000 |
| **Balances at January 2, 2005** | 6,460,199 | 324,000 | 34,312,000 | 15,629,000 | (192,000) | (471,000) | 49,602,000 |
| Exercise of stock options, including tax benefits | 71,215 | 3,000 | 309,000 | – | – | – | 312,000 |
| Reduction of employee notes receivable – 1999 Loan Program | – | – | – | – | – | 95,000 | 95,000 |
| Reduction of note receivable – Employee Stock Ownership Plan | – | – | – | – | 192,000 | – | 192,000 |
| Cash dividend declared, $.10 per share | – | – | – | (653,000) | – | – | (653,000) |
| Other, net | (292) | – | (1,000) | – | – | – | (1,000) |
| Net and comprehensive income | – | – | – | 3,560,000 | – | – | 3,560,000 |
| **Balances at January 1, 2006** | **6,531,122** | **$327,000** | **$34,620,000** | **$18,536,000** | **$ –** | **$(376,000)** | **$53,107,000** |

*See Notes to Consolidated Financial Statements.*

## NOTE A – SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation:** The Consolidated Financial Statements include the accounts of J. Alexander's Corporation and its wholly-owned subsidiaries (the Company). At January 1, 2006, the Company owned and operated 28 J. Alexander's restaurants in twelve states throughout the United States. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Fiscal Year:** The Company's fiscal year ends on the Sunday closest to December 31 and each quarter typically consists of thirteen weeks. Fiscal 2004 included 53 weeks compared to 52 weeks for fiscal years 2005 and 2003. The fourth quarter of 2004 included 14 weeks.

**Cash Equivalents:** Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

**Inventories:** Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

**Property and Equipment:** Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings - 30 years, restaurant and other equipment - two to 10 years, and capital leases and leasehold improvements - lesser of life of assets or terms of leases, generally including renewal options.

**Rent Expense:** The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. Rent expense incurred during the construction period has been capitalized to property and equipment for all periods presented. The lease term commences on the date when the Company becomes legally obligated for the rent payments. Percentage rent expense is generally based upon sales levels, and is accrued when it is deemed probable that percentage rent exceeds the minimum rent per the lease agreement. The Company records tenant improvement allowances received from landlords under operating leases as deferred rent obligations.

**Deferred Charges:** Debt issue costs are amortized principally by the interest method over the life of the related debt.

**Income Taxes:** Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Earnings Per Share:** The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share."

**Revenue Recognition:** Restaurant revenues are recognized when food and service are provided. Unearned revenue represents the liability for gift certificates and gift cards which have been sold but not redeemed. Upon redemption, net sales are recorded and the liability is reduced by the amount of certificates or card values redeemed. In 2000, the Company's gift card subsidiary began selling electronic gift cards which provided for monthly service charges of $2.00 per month to be deducted from the outstanding balances of the cards after 12 months of inactivity. These service charges, along with reductions in liabilities for gift cards and certificates which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions ("breakage"), have been recorded as revenue by the Company and are included in net sales in the Company's Consolidated Statements of Income. The Company discontinued the deduction of service charges from gift card balances after October 2005. Based on the Company's historical experience, management considers the probability of redemption of a gift card to be remote when it has been outstanding for 24 months. In 2005, the Company recorded breakage of $168,000 in connection with gift cards that were more than 24 months old and $366,000 in connection with the remaining balance of gift certificates issued prior to 2001. Breakage of $166,000 related to gift certificates was recorded during 2004.

**Pre-opening Costs:** The Company accounts for pre-opening costs by expensing such costs as they are incurred.

**Fair Value of Financial Instruments:** The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

*Cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses and other current liabilities:* The carrying amounts reported in the Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments.

*Long-term debt:* The fair value of long-term mortgage financing and the equipment note payable is determined using current applicable rates for similar instruments and collateral as of the balance sheet date (see Note F). Fair value of other long-term debt was estimated to approximate its carrying amount.

*Contingent liabilities:* In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of its Wendy's restaurant operations, the Company remains secondarily liable for certain real property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe any significant loss is likely.

**Development Costs:** Certain direct and indirect costs are capitalized as building and leasehold improvement costs in conjunction with capital improvement projects at existing restaurants and acquiring and developing new J. Alexander's restaurant sites. Such costs are amortized over the life of the related asset. Development costs of $179,000, $157,000 and $167,000 were capitalized during 2005, 2004 and 2003, respectively.

**Self-Insurance:** Through the end of fiscal 2004, the Company was generally self-insured, subject to stop-loss limitations, for losses and liabilities related to its group medical plan. Losses were accrued based upon the Company's estimates of the aggregate liability for claims incurred but not paid. Beginning in 2005, the Company's group medical plan was fully insured.

**Advertising Costs:** The Company charges costs of advertising to expense at the time the costs are incurred. Advertising expense was $33,000, $91,000 and $31,000 in 2005, 2004 and 2003, respectively.

**Stock Based Compensation:** The Company accounts for its stock compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and, accordingly, typically recognizes no compensation expense for such arrangements. One stock option award, issued to the Company's Chief Executive Officer in 1999 at an initial exercise price equal to the fair market value of the Company's common stock on the date of the award, included a provision whereby the exercise price increased annually as long as the option remained unexercised and therefore required treatment as a variable stock option award. Compensation expense of $18,000 and $552,000 was recognized in connection with this option during 2004 and 2003, respectively. The Company's Board of Directors fixed the exercise price of this option at $3.94 in 2004. As a result, no additional compensation expense was recognized after that date or will be recognized in the future with respect to this option grant.

The following table represents the effect on net income and earnings per share if the Company had applied the fair value based SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to stock-based employee compensation:

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| Net income, as reported | **$3,560,000** | $4,822,000 | $3,280,000 |
| Add: Compensation expense related to variable stock option award | **-** | 18,000 | 552,000 |
| Deduct: Stock-based employee compensation expense determined under fair value methods for all awards, net of related tax effects | **(881,000)** | (119,000) | (99,000) |
| Pro forma net income | **$2,679,000** | $4,721,000 | $3,733,000 |
| Net income per share: | | | |
| Basic, as reported | **$ .55** | $ .75 | $ .50 |
| Basic, pro forma | **$ .41** | $ .73 | $ .57 |
| Diluted, as reported | **$ .52** | $ .71 | $ .49 |
| Diluted, pro forma | **$ .39** | $ .70 | $ .56 |
| Weighted average shares used in computation: | | | |
| Basic | **6,489,000** | 6,446,000 | 6,519,000 |
| Diluted | **6,801,000** | 6,781,000 | 6,693,000 |

For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period. See Note I for further discussion of the Company's stock-based employee compensation.

**Use of Estimates in Financial Statements:** The preparation of the Consolidated Financial Statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include those related to the Company's accounting for gift card and gift certificate revenue, determination of the valuation allowance relative to the Company's deferred tax assets, estimates of useful lives of property and equipment and leasehold improvements, determination of lease term and accounting for impairment losses, contingencies and litigation. Actual results could differ from those estimates.

**Impairment:** In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

**Comprehensive Income:** Total comprehensive income was comprised solely of net income for all periods presented.

**Business Segments:** In accordance with the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," management has determined that the Company operates in only one segment.

**Recent Accounting Pronouncements:** The Financial Accounting Standards Board (FASB) has issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes APB No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value beginning in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine an appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The estimated pre-tax impact of adopting SFAS 123R for 2006, relating to prior years' unvested stock option grants only, will be approximately $55,000. Any compensation expense recognized relative to options granted subsequent to the date of adoption will be in addition to this amount.

In October 2005, the FASB issued Staff Position 13-1, "Accounting for Rental Costs Incurred During a Construction Period" ("FSP 13-1"). FSP 13-1 is effective for the first reporting period beginning after December 15, 2005 and requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense. The Company has historically capitalized rents paid during the period a restaurant is under construction. Rental costs incurred during the construction period have averaged approximately $145,000 per location based upon the Company's leased properties placed in service since 2001.

**Reclassifications:** Certain reclassifications have been made to the 2004 and 2003 Consolidated Financial Statements to conform with the 2005 presentation (see Note C and Note D).

## NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| **Numerator:** | | | |
| Net income (numerator for basic earnings per share) | **$3,560,000** | $4,822,000 | $ 3,280,000 |
| Effect of dilutive securities | – | – | – |
| Net income after assumed conversions (numerator for diluted earnings per share) | **$3,560,000** | $4,822,000 | $ 3,280,000 |
| **Denominator:** | | | |
| Weighted average shares (denominator for basic earnings per share) | **6,489,000** | 6,446,000 | 6,519,000 |
| Effect of dilutive securities | **325,000** | 335,000 | 174,000 |
| Adjusted weighted average shares and assumed conversions (denominator for diluted earnings per share) | **6,814,000** | 6,781,000 | 6,693,000 |
| Basic earnings per share | **$ .55** | $ .75 | $ .50 |
| Diluted earnings per share | **$ .52** | $ .71 | $ .49 |

In situations where the exercise price of outstanding options is greater than the average market price of common shares, such options are excluded from the computation of diluted earnings per share because of their antidilutive impact. A total of 145,000, 124,000 and 295,000 options were excluded from the computation of diluted earnings per share in 2005, 2004 and 2003, respectively.

## NOTE C – ACCOUNTS RECEIVABLE

The Company receives payment from third party credit card issuers for purchases made by guests using the issuers' credit cards. The issuers typically pay the Company within three to four days of a credit card transaction. Historically, the amounts receivable from the issuers were treated as in-transit cash deposits. Effective in 2005, these amounts have been classified as accounts receivable. The Consolidated Balance Sheet at January 2, 2005 and the Consolidated Statements of Cash Flows for the years ended January 2, 2005 and December 28, 2003 have been reclassified to reflect the impact of this presentation. Accounts receivable related to credit card transactions were as follows at the indicated dates:

| | |
|---|---|
| January 1, 2006 | $1,733,000 |
| January 2, 2005 | 2,001,000 |
| December 28, 2003 | 1,966,000 |
| December 29, 2002 | 1,390,000 |

## NOTE D – CASH OVERDRAFT

As a result of utilizing a consolidated cash management system, the Company's books reflect an overdraft position with respect to accounts maintained at its primary bank at various times throughout the year. Overdraft balances, which were included in accounts payable, were as follows at the indicated dates:

| | |
|---|---|
| January 1, 2006 | $2,317,000 |
| January 2, 2005 | 635,000 |
| December 28, 2003 | 1,203,000 |
| December 29, 2002 | – |

The Company's Consolidated Balance Sheet as of January 2, 2005 and the Consolidated Statements of Cash Flows for the years ended January 2, 2005 and December 28, 2003 have been reclassified to reflect the balances above.

## NOTE E – PROPERTY AND EQUIPMENT

Balances of major classes of property and equipment are as follows:

| | January 1 2006 | January 2 2005 |
|---|---|---|
| Land | **$ 15,848,000** | $15,848,000 |
| Buildings | **40,131,000** | 38,918,000 |
| Buildings under capital leases | **375,000** | 375,000 |
| Leasehold improvements | **32,232,000** | 29,005,000 |
| Restaurant and other equipment | **23,541,000** | 22,211,000 |
| Construction in progress | **–** | 58,000 |
| | **112,127,000** | 106,415,000 |
| Less allowances for depreciation and amortization | **37,940,000** | 33,990,000 |
| | **$ 74,187,000** | $72,425,000 |

The Company accrued obligations for fixed asset additions of $550,000, $123,000 and $375,000 at January 1, 2006, January 2, 2005 and December 28, 2003, respectively. A receivable in the amount of $497,000 was also recorded as of December 28, 2003, in connection with a landlord's contribution for tenant improvements. These transactions were subsequently reflected in the Company's Statements of Cash Flows at the time cash was exchanged.

## NOTE F – LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt and obligations under capital leases at January 1, 2006, and January 2, 2005, are summarized below:

| | January 1 2006 | | January 2 2005 | |
|---|---|---|---|---|
| | **Current** | **Long-Term** | Current | Long-Term |
| Mortgage loan, 8.6% interest, payable through 2022 | **$665,000** | **$22,600,000** | $612,000 | $23,264,000 |
| Equipment note payable, 4.97% interest, payable through 2009 | **149,000** | **335,000** | 142,000 | 485,000 |
| Obligations under capital lease, 9.9% to 11.5% interest, payable through 2015 | **10,000** | **258,000** | 15,000 | 268,000 |
| | **$824,000** | **$23,193,000** | $769,000 | $24,017,000 |

Aggregate maturities of long-term debt for the five years succeeding January 1, 2006, are as follows: 2006 - $824,000; 2007 - $889,000 ; 2008 - $955,000; 2009 - $877,000; 2010 - $955,000.

In October 2002, the Company obtained $25,000,000 of long-term financing through completion of a mortgage loan transaction. The mortgage loan has an effective annual interest rate, including the effect of the amortization of deferred issue costs, of 8.6% and is payable in equal monthly installments of principal and interest of approximately $212,000 through November 2022. Net proceeds from the mortgage loan, after deducting fees and expenses associated with the transaction, were approximately $24,275,000. A portion of these funds was used to pay off a bank line of credit outstanding at that time, terminating that facility. Remaining funds were used primarily for retiring the Company's $6,250,000 of Convertible Subordinated Debentures which matured June 1, 2003.

Provisions of the mortgage loan and related agreements require that a minimum fixed charge coverage ratio be maintained for the restaurants securing the loan and that the Company's leverage ratio not exceed a specified level. The Company was in compliance with all such provisions as of both January 1, 2006 and January 2, 2005. The loan is pre-payable without penalty after October 29, 2007, with a yield maintenance penalty in effect prior to that time. The mortgage loan is secured by the real estate, equipment and other personal property of nine of the Company's restaurant locations with an aggregate book value of $24,796,000 at January 1, 2006. The real property at these locations is owned by JAX Real Estate, LLC, the entity which is the borrower under the loan agreement and which leases the properties to a wholly-owned subsidiary of the Company as lessee. The Company has guaranteed the obligations of the lessee subsidiary to pay rents under the lease.

In addition to JAX Real Estate, LLC, other wholly-owned subsidiaries of the Company, JAX RE Holdings, LLC and JAX Real Estate Management, Inc., act as a holding company and a member of the board of managers of JAX Real Estate, LLC, respectively. While all of these subsidiaries are included in the Company's Consolidated Financial Statements, each of them was established as a special purpose, bankruptcy remote entity and maintains its own legal existence, ownership of its assets and responsibility for its liabilities separate from the Company and its other affiliates.

In May 2003, the Company entered into a secured bank line of credit agreement which will provide up to $5,000,000 for financing capital expenditures related to the development of new restaurants and for general operating purposes. Credit available under the agreement is currently approximately $4,600,000 and is based on a percentage of the appraised value of the collateral securing the agreement. There were no borrowings outstanding under this line of credit at January 1, 2006. Provisions of the line of credit agreement require that a minimum fixed charge coverage ratio be maintained and that the Company's leverage ratio not exceed a specified level. The Company was in compliance with all such provisions as of both January 1, 2006 and January 2, 2005. The Company's ability to incur additional debt outside of the line of credit is also restricted. The line of credit is secured by the real estate of two of the Company's restaurant locations with an aggregate book value of $7,644,000 at January 1, 2006 and bears interest at the rate of LIBOR plus a spread of two to four percent, depending on the leverage ratio. The credit line expires on April 30, 2006.

In connection with a new J. Alexander's restaurant opened during 2003, the Company recorded a capital building lease asset and a capital building lease obligation in the amount of $375,000. For purposes of the Consolidated Statement of Cash Flows, this transaction was considered a non-cash investing and financing activity.

In 2004, the Company obtained $750,000 of long-term equipment financing. The note payable related to the financing has an interest rate of 4.97% and is payable in equal monthly installments of principle and interest of approximately $14,200 through January, 2009. The note payable is secured by restaurant equipment at one of the Company's restaurants.

Cash interest payments amounted to $2,021,000, $2,074,000 and $2,309,000, in 2005, 2004 and 2003, respectively. Interest costs of $65,000 and $108,000 were capitalized as part of building and leasehold costs in 2005 and 2003, respectively. No interest costs were capitalized during 2004.

The carrying value and estimated fair value of the Company's mortgage loan were $23,265,000 and $24,501,000, respectively, at January 1, 2006 compared to $23,876,000 and $25,258,000, respectively, at January 2, 2005. With respect to the equipment note payable, the carrying value and estimated fair value totaled $484,000 and $472,000, respectively, at January 1, 2006 compared to $627,000 and $606,000, respectively, at January 2, 2005.

## NOTE G – LEASES

At January 1, 2006, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are generally operating leases.

Real estate lease terms are generally for 15 to 20 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases provide for contingent rentals based upon a percentage of sales. In addition, the Company is lessee under other noncancelable operating leases, principally for office space.

Accumulated amortization of buildings under capital leases totaled $74,000 at January 1, 2006 and $41,000 at January 2, 2005. Amortization of leased assets is included in depreciation and amortization expense.

Total rental expense amounted to:

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| Minimum rentals under operating leases | **$2,913,000** | $ 2,920,000 | $ 2,444,000 |
| Contingent rentals | **113,000** | 71,000 | 29,000 |
| Less: Sublease rentals | **(100,000)** | (116,000) | (119,000) |
| | **$2,926,000** | $ 2,875,000 | $ 2,354,000 |

At January 1, 2006, future minimum lease payments under capital leases and noncancelable operating leases (excluding renewal options) with initial terms of one year or more are as follows:

| | Capital Leases | Operating Leases |
|---|---|---|
| 2006 | $ 36,000 | $ 2,715,000 |
| 2007 | 36,000 | 2,500,000 |
| 2008 | 36,000 | 2,519,000 |
| 2009 | 36,000 | 2,554,000 |
| 2010 | 54,000 | 2,603,000 |
| Thereafter | 229,000 | 17,609,000 |
| Total minimum payments | 427,000 | $30,500,000 |
| Less imputed interest | (159,000) | |
| Present value of minimum rental payments | 268,000 | |
| Less current maturities at January 1, 2006 | (10,000) | |
| Long-term obligations at January 1, 2006 | $258,000 | |

Minimum future rentals receivable under subleases for operating leases at January 1, 2006, amounted to $66,000.

## NOTE H – INCOME TAXES

Significant components of the income tax provision (benefit) are as follows:

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| Current: | | | |
| Federal | **$1,439,000** | $1,197,000 | $ 262,000 |
| State | **333,000** | 247,000 | 91,000 |
| Total | **1,772,000** | 1,444,000 | 353,000 |
| Deferred: | | | |
| Federal | **(673,000)** | (1,822,000) | (1,320,000) |
| State | **(234,000)** | (66,000) | (155,000) |
| Total | **(907,000)** | (1,888,000) | (1,475,000) |
| Income tax provision (benefit) | **$ 865,000** | $ (444,000) | $(1,122,000) |

The Company's consolidated effective tax rate differed from the federal statutory rate as set forth in the following table:

| | Years Ended | | |
|---|---|---|---|
| | **January 1 2006** | January 2 2005 | December 28 2003 |
| Tax expense computed at federal statutory rate (34%) | **$1,504,000** | $1,489,000 | $ 734,000 |
| State income taxes, net of federal benefit | **146,000** | 119,000 | 60,000 |
| Effect of net operating loss carryforwards and tax credits | **(695,000)** | (520,000) | (302,000) |
| Decrease in valuation allowance | **(186,000)** | (1,632,000) | (1,380,000) |
| Previously accrued taxes | **-** | - | (182,000) |
| Other, net | **96,000** | 100,000 | (52,000) |
| Income tax provision (benefit) | **$ 865,000** | $ (444,000) | $(1,122,000) |

The Company made net income tax payments of $1,528,000, $1,176,000 and $746,000 in 2005, 2004 and 2003, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of January 1, 2006 and January 2, 2005, are as follows:

| | **January 1 2006** | January 2 2005 |
|---|---|---|
| Deferred tax liabilities: | | |
| Deferred gain on involuntary conversion | **$ 45,000** | $ 45,000 |
| Tax over book depreciation | **-** | 559,000 |
| Total deferred tax liabilities | **45,000** | 604,000 |
| Deferred tax assets: | | |
| Deferred compensation accruals | **542,000** | 490,000 |
| Compensation related to variable stock option award | **216,000** | 216,000 |
| Net operating loss carryforwards | **198,000** | 262,000 |
| Tax credit carryforwards | **4,757,000** | 4,676,000 |
| Deferred rent obligations | **1,366,000** | 1,211,000 |
| Other - net | **173,000** | 231,000 |
| Total deferred tax assets | **7,252,000** | 7,086,000 |
| Valuation allowance for deferred tax assets | **(1,733,000)** | (1,919,000) |
| | **5,519,000** | 5,167,000 |
| Net deferred tax assets | **$5,474,000** | $4,563,000 |

At January 1, 2006, the Company had tax credit carryforwards of $4,757,000 available to reduce future federal income taxes. These carryforwards consist of FICA tip credits which expire in the years 2009 through 2025 and alternative minimum tax credits which may be carried forward indefinitely. In addition, the Company had net operating loss carryforwards of $5,037,000 available to reduce state income taxes which expire from 2006 to 2021. The use of these net operating losses is limited to the future taxable earnings of certain of the Company's subsidiaries.

SFAS No. 109, "Accounting for Income Taxes," establishes procedures to measure deferred tax assets and liabilities and assess whether a valuation allowance relative to existing deferred tax assets is necessary. Prior to 2002, the valuation allowance was established at an amount necessary to fully reserve the net deferred tax asset balances. In the fourth quarters of 2005, 2004 and 2003, the valuation allowance was reduced by $122,000, $1,531,000 and $1,475,000, respectively, resulting in corresponding credits to deferred income tax expense. It is the Company's belief that it is more likely than not that its net deferred tax assets will be realized. The valuation allowance decreased by $186,000 (inclusive of the $122,000 adjustment to the beginning of the year valuation allowance discussed above) during the year ended January 1, 2006.

## NOTE I – STOCK OPTIONS AND BENEFIT PLANS

Under the Company's 2004 Equity Incentive Plan, directors, officers and key employees of the Company may be granted options to purchase shares of the Company's common stock. Options to purchase the Company's common stock also remain outstanding under the Company's 1994 Employee Stock Incentive Plan and the 1990 Stock Option Plan for Outside Directors, although the Company no longer has the ability to issue additional shares under these plans.

A summary of options under the Company's option plans is as follows:

| Options | Shares | Option Prices | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 29, 2002 | 788,060 | $2.07 - $11.69 | $4.28 |
| Issued | 93,000 | 4.25 | 4.25 |
| Exercised | (50,982) | 2.24 - 3.44 | 2.72 |
| Expired or canceled | (40,768) | 2.07 - 10.50 | 7.63 |
| Outstanding at December 28, 2003 | 789,310 | 2.08 - 11.69 | 4.32 |
| Issued | 23,000 | 7.61 | 7.61 |
| Exercised | (27,783) | 2.08 - 4.25 | 2.84 |
| Expired or canceled | (59,000) | 2.24 - 11.69 | 6.47 |
| Outstanding at January 2, 2005 | 725,527 | 2.08 - 9.88 | 4.31 |
| Issued | 272,500 | 8.22 - 9.50 | 8.56 |
| Exercised | (71,215) | 2.08 - 4.25 | 2.80 |
| Expired or canceled | (58,669) | 4.25 - 9.75 | 9.05 |
| Outstanding at January 1, 2006 | 868,143 | $2.24 - $9.88 | $5.45 |

Options exercisable and shares available for future grant were as follows:

| | **January 1 2006** | January 2 2005 | December 28 2003 |
|---|---|---|---|
| Options exercisable | **841,799** | 650,178 | 658,810 |
| Shares available for grant | **186,169** | 402,000 | 66,912 |

The following table summarizes information about the Company's stock options outstanding at January 1, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at January 1 2006 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable at January 1 2006 | Weighted Average Exercise Price |
| $2.24 - $2.25 | 70,500 | 5.2 years | $2.25 | 70,500 | $2.25 |
| 2.75 - 3.44 | 160,110 | 2.9 years | 2.77 | 160,110 | 2.77 |
| 3.88 - 5.69 | 308,033 | 4.3 years | 4.29 | 286,689 | 4.29 |
| 7.61 - 9.88 | 329,500 | 8.9 years | 8.52 | 324,500 | 8.51 |
| $2.24 - $9.88 | 868,143 | | $5.45 | 841,799 | $5.46 |

Options exercisable at January 2, 2005 and December 28, 2003 had weighted average exercise prices of $4.20 and $4.45, respectively. The weighted average fair value per share for options granted during 2005, 2004 and 2003 was $3.10, $4.54 and $2.49, respectively. These fair values were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 4.44%, 4.50% and 4.16%; a 1.22% annual dividend yield for 2005 and no annual dividend yield for 2004 and 2003; volatility factors of .4005, .4095 and .4069 based on monthly closing prices since August, 1990; and an expected option life of 5.6 years for 2005 and 10 years for 2004 and 2003.

The Company has an Employee Stock Purchase Plan under which 75,547 shares of the Company's common stock are available for issuance. No shares have been issued under the plan since 1997.

The Company has a Salary Continuation Plan which provides retirement and death benefits to certain key employees. The expense recognized under this plan was $137,000, $265,000 and $152,000 in 2005, 2004 and 2003, respectively.

The Company has a Savings Incentive and Salary Deferral Plan under Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 10% matching contribution to the plan. The Company's matching contribution for 2005 totaled $61,000, or 25% of eligible participant contributions. For 2004 and 2003, the Company's matching contribution expense was $47,000 and $40,000, respectively.

In 1999, the Company established the 1999 Loan Program (Loan Program) to allow eligible employees to make purchases of the Company's common stock. Under the terms of the Loan Program, all full-time employees as well as part-time employees who had at least five years of employment with the Company were eligible to borrow amounts ranging from a minimum of $10,000 to a maximum of 100% of their annual salary. Borrowings in excess of the maximum were allowed upon approval by the Compensation Committee or the officers of the Company, as applicable. All employee borrowings were used exclusively to purchase shares of the Company's common stock and accrue interest at the rate of 3% annually until paid in full. Interest is payable quarterly until December 31, 2006 at which time the entire unpaid principal amount and unpaid interest will be due. In the event that a participant receives bonus compensation from the Company, 30% of any such bonus is to be applied to the outstanding principal balance of the note. Further, a participant's loan may be declared due and payable upon termination of a participant's employment or failure to make any payment when due, as well as under other circumstances set forth in the program documents. The maximum aggregate amount of loans authorized was $1,000,000. As of January 1, 2006, notes receivable under the Loan Program totaled $376,000. This amount has been reported as a reduction from the Company's stockholders' equity.

Participants in the Loan Program also received a stock bonus award of one share of common stock for every 20 shares of common stock purchased under the program and an award of one share of restricted common stock for every 20 shares of common stock purchased under the program. Both the stock bonus award shares and the restricted stock award shares were issued pursuant to the Company's 1994 Employee Stock Incentive Plan, with the restricted stock award vesting at the rate of 20% of the number of shares awarded on each of the second through sixth anniversaries of the date of the last purchase of shares under the Loan Program.

For purposes of computing earnings per share, the shares purchased through the Loan Program are included as outstanding shares in the weighted average share calculation.

## NOTE J – EMPLOYEE STOCK OWNERSHIP PLAN

In 1992, the Company established an Employee Stock Ownership Plan (ESOP) which purchased 457,055 shares of Company common stock from a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation at $3.75 per share for an aggregate purchase price of $1,714,000. The Company funded the ESOP by loaning it an amount equal to the purchase price, with the loan secured by a pledge of the unallocated stock held by the ESOP. The note receivable from the ESOP, which was paid in full during 2005, has historically been reported as a reduction from the Company's stockholders' equity.

The Company has made a contribution to the ESOP in each calendar year since the ESOP was established allowing the ESOP to make its scheduled loan repayments to the Company, with the exception of 1996, when no contribution was made, and 2000 and 2001, when only the interest component of the contribution was made. Compensation expense of $192,000 was recorded with respect to the 2005 ESOP contribution.

All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. The ESOP generally requires five years of service with the Company in order for an ESOP participant's account to vest. Allocation of stock is made to participants' accounts as the ESOP's loan is repaid and is in proportion to each participant's compensation for each year. All shares available for allocation had been allocated as of January 1, 2006.

For purposes of computing earnings per share, the shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.

## NOTE K – SHAREHOLDER RIGHTS PLAN

The Company's Board of Directors has adopted a shareholder rights plan intended to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics, by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of common stock) one-hundredth of a share of no par value Series A Junior Preferred (a "Unit") at an exercise price of $12.00 per Unit. The Rights are attached to the common stock and may be exercised only if a person or group acquires 20% of the outstanding common stock or initiates a tender or exchange offer that would result in such person or group acquiring 10% or more of the outstanding common stock. Upon such an event, the Rights "flip-in" and each holder of a Right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All Rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $0.01 per Right and expire May 16, 2009. In order to prevent dilution, the exercise price and number of Rights per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock.

During 1999, the shareholder rights plan was amended by altering the definition of "acquiring person" to specify that Solidus LLC, predecessor to Solidus Company, and its affiliates shall not be or become an acquiring person as the result of its acquisition of Company stock in excess of 20% or more of Company common stock outstanding. E. Townes Duncan, a director of the Company, is a minority owner of and manages the investments of Solidus Company.

## NOTE L – COMMITMENTS AND CONTINGENCIES

As a result of the disposition of its Wendy's operations in 1996, the Company remains secondarily liable for certain real property leases with remaining terms of one to ten years. The total estimated amount of lease payments remaining on these 24 leases at January 1, 2006 was approximately $3.7 million. In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company also remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 27 leases at January 1, 2006, was approximately $2.3 million. Additionally, in connection with the previous disposition of certain other Wendy's restaurant operations, primarily the southern California restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of one to five years. The total estimated amount of lease payments remaining on these 11 leases as of January 1, 2006, was approximately $1.3 million.

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of such legal proceedings will not have a materially adverse effect on the Company's financial condition, operating results or liquidity.

## NOTE M – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities included the following:

| | **January 1 2006** | January 2 2005 |
|---|---|---|
| Taxes, other than income taxes | **$1,635,000** | $1,630,000 |
| Salaries, wages and vacation pay | **1,011,000** | 908,000 |
| Insurance | **328,000** | 240,000 |
| Interest | **169,000** | 206,000 |
| Bonus compensation | **170,000** | 612,000 |
| Credit card processing fees | **38,000** | 331,000 |
| Cash dividend payable | **653,000** | – |
| Other | **813,000** | 966,000 |
| | **$4,817,000** | $4,893,000 |

### NOTE N – INTANGIBLE ASSETS

Intangible assets recorded on the accompanying Consolidated Balance Sheet at January 1, 2006 include deferred loan costs and other intangible assets with finite lives and are scheduled to be amortized over their estimated useful lives as follows: 2006 - $88,000; 2007 - $71,000; 2008- $58,000; 2009 - $49,000; 2010 - $47,000.

### NOTE O – RELATED PARTY TRANSACTIONS

E. Townes Duncan, a director of the Company, is a minority owner of and manages the investments of Solidus Company (Solidus), the Company's largest shareholder. On March 22, 1999, Solidus entered into a Stock Purchase and Standstill Agreement which generally precludes Solidus from acquiring in excess of 33% of the Company's outstanding voting securities, soliciting proxies with respect to the Company's voting securities, depositing any voting securities in a voting trust or any similar arrangement and selling, transferring or otherwise disposing of any of the Company's voting securities. Such restrictions are subject to termination should certain events transpire.

In 2003, Solidus and the Company executed the First Amendment to Stock Purchase and Standstill Agreement. Under the terms of this agreement, the Company authorized Solidus to pledge the common stock of the Company previously acquired as collateral security for the payment and performance of Solidus' obligations under a credit agreement with a bank. In the event that Solidus defaults on its obligations to the bank, and such default results in the need to liquidate the related collateral, the bank is required to give the Company written notice of the number of shares it intends to sell and the price at which such shares are to be sold. The Company has the exclusive right within the first 30 days subsequent to receipt of such written notice to purchase all or any portion of the shares subject to sale and, should the Company decline to purchase any of the applicable shares, the bank may sell such shares over the ensuing 50 days on terms no more favorable than the terms stated in the written notice referred to above.

On July 31, 2005, the Company entered into an Amended and Restated Standstill Agreement (the Agreement) with Solidus to extend, subject to certain conditions, the existing contractual restrictions on Solidus' 1,747,846 shares of the Company's Common Stock until December 1, 2009. The Agreement will continue until at least January 15, 2007, as a result of the Company's payment of a cash dividend to all shareholders of $.10 per share in January, 2006 and will remain in effect after that time provided that the Company pays a minimum cash dividend to all shareholders of either $.025 per share each quarter or $.10 per share annually. Solidus agreed that it will not seek to increase its ownership of the Company's Common Stock above 33% of the Common Stock outstanding and that it will not sell or otherwise transfer its Common Stock without the consent of the Company's Board of Directors; provided that Solidus and its affiliate may sell up to 106,000 shares per 12 month period beginning December 1, 2006. The Agreement replaces in its entirety the Stock Purchase and Standstill Agreement dated as of March 22, 1999. The Agreement was negotiated and approved on behalf of the Company by the Audit Committee of the Board of Directors, which is comprised solely of independent directors. The Company's ability to pay future dividends will depend on its financial condition and results of operations at any time such dividends are considered or paid.

### NOTE P – SHARE REPURCHASES

The Company has periodically made purchases of its common stock under a repurchase program authorized by the Company's Board of Directors based on the belief that share repurchases at a significant discount to book value were a sound use of the Company's capital resources. From June 2001 through May 14, 2003, the Company repurchased approximately 535,000 shares at a cost of approximately $1,555,000, an average cost of $2.91 per share. All such shares have been retired.

The Board of Directors and Stockholders
J. Alexander's Corporation:

We have audited the accompanying consolidated balance sheets of J. Alexander's Corporation and subsidiaries as of January 1, 2006 and January 2, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two fiscal year period ended January 1, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. Alexander's Corporation and subsidiaries as of January 1, 2006 and January 2, 2005, and the results of their operations and their cash flows for each of the years in the two fiscal year period ended January 1, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Nashville, Tennessee
March 31, 2006

The Board of Directors and Stockholders
J. Alexander's Corporation

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of J. Alexander's Corporation and subsidiaries for the year ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of J. Alexander's Corporation and subsidiaries for the year ended December 28, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Nashville, Tennessee
February 20, 2004, except for the last paragraph of Note A
as to which the date is May 17, 2004

The following is a summary of the quarterly results of operations for the years ended January 1, 2006 and January 2, 2005 (in thousands, except per share amounts):

| | 2005 Quarters Ended | | | |
|---|---|---|---|---|
| | **April 3** | **July 3** | **October 2** | **January 1** |
| Net sales | **$32,154** | **$30,953** | **$30,044** | **$33,466** |
| Operating income | **$ 1,701** | **$ 1,668** | **$ 937** | **$ 1,775** |
| Net income | **$ 949** | **$ 984** | **$ 402** | **$ 1,225**[1] |
| Basic earnings per share | **$ .15** | **$ .15** | **$ .06** | **$ .19** |
| Diluted earnings per share | **$ .14** | **$ .14** | **$ .06** | **$ .18** |

| | 2004 Quarters Ended | | | |
|---|---|---|---|---|
| | March 28 | June 27 | September 26 | January 2 |
| Net sales | $ 30,789 | $ 29,847 | $ 28,794 | $ 33,488 |
| Operating income | $ 1,918 | $ 1,350 | $ 893 | $ 2,321 |
| Net income | $ 948 | $ 576 | $ 265 | $ 3,033[2] |
| Basic earnings per share | $ .15 | $ .09 | $ .04 | $ .47 |
| Diluted earnings per share | $ .14 | $ .09 | $ .04 | $ .45 |

*(1) Includes favorable adjustment of $122 related to a reduction of the valuation allowance for deferred income tax assets in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109").*

*(2) Includes favorable adjustment of $1,531 related to a reduction of the valuation allowance for deferred income tax assets in accordance with SFAS No. 109.*

*Note: The fourth quarter of 2004 includes 14 weeks, while all other quarters presented include 13 weeks.*

## Five-Year Financial Summary

The following table sets forth selected financial data for each of the years in the five-year period ended January 1, 2006:

| (Dollars in thousands, except per share data) | January 1 2006 | January 2 2005[1] | December 28 2003 | December 29 2002 | December 30 2001 |
|---|---|---|---|---|---|
| | Years Ended | | | | |
| **Operations** | | | | | |
| Net sales | **$126,617** | $122,918 | $107,059 | $98,779 | $91,206 |
| Pre-opening expense | **411** | – | 897 | 10 | 628 |
| Income before income taxes and cumulative effect of change in accounting principle | **4,425** | 4,378 | 2,158[4] | 2,608 | 902 |
| Net income | **3,560** | 4,822[2] | 3,280[3,4] | 2,835[5] | 271 |
| Depreciation and amortization | **5,039** | 4,923 | 4,591 | 4,594 | 4,428 |
| Cash flow from operations | **7,406** | 8,936 | 6,908 | 8,245 | 6,432 |
| Purchase of property and equipment | **6,461** | 3,010 | 9,418 | 6,670 | 8,306 |
| **Financial Position (end of period)** | | | | | |
| Cash and cash equivalents | **$ 8,200** | $ 6,129 | $ 872 | $ 9,135 | $ 1,035 |
| Property and equipment, net | **74,187** | 72,425 | 73,613 | 69,521 | 66,946 |
| Total assets | **94,300** | 89,554 | 83,740 | 85,033 | 72,523 |
| Long-term debt and obligations under capital leases | **23,193** | 24,017 | 24,642 | 24,451 | 19,532 |
| Stockholders' equity | **53,107** | 49,602 | 44,432 | 40,799 | 38,170 |
| **Per Share Data** | | | | | |
| Basic earnings per share | **$ .55** | $ .75 | $ .50 | $ .42 | $ .04 |
| Diluted earnings per share | **.52** | .71 | .49 | .42 | .04 |
| Dividends declared per share | **.10** | – | – | – | – |
| Stockholders' equity | **8.13** | 7.68 | 6.91 | 6.13 | 5.62 |
| Market price at year end | **8.02** | 7.40 | 7.00 | 2.60 | 2.20 |
| **J. Alexander's Restaurant Data** | | | | | |
| Weighted average annual sales per restaurant | **$ 4,644** | $ 4,462 | $ 4,243 | $ 4,118 | $ 4,077 |
| Units open at year end | **28** | 27 | 27 | 24 | 24 |

*(1) Includes 53 weeks of operations, compared to 52 weeks for all other years presented.*

*(2) Includes deferred income tax benefit of $1,531 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes."*

*(3) Includes deferred income tax benefit of $1,475 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income tax assets in accordance with SFAS No. 109 "Accounting for Income Taxes."*

*(4) Includes non-cash compensation expense of $552 related to a stock option grant accounted for as a variable stock option award.*

*(5) Includes deferred income tax benefit of $1,200 related to an adjustment of the Company's beginning of the year valuation allowance for deferred income tax assets in accordance with SFAS No. 109 "Accounting for Income Taxes" and a $171 charge for impaired goodwill in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets."*

*Note: On January 13, 2006, the Company paid a cash dividend of $.10 per share to all shareholders of record on December 27, 2005. Payment of this dividend extended certain contractual standstill restrictions under an agreement with Solidus Company, the Company's largest shareholder, through January 15, 2007. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.*

### Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by any shareholder by writing directly to:

R. Gregory Lewis
Vice President and Chief Financial Officer
3401 West End Avenue
P.O. Box 24300
Nashville, Tennessee 37202

### Transfer Agent and Registrar

SunTrust Bank, Nashville, N.A.
c/o SunTrust Bank, Atlanta, N.A.
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

### Independent Registered Public Accounting Firm

KPMG LLP, Nashville, Tennessee

### Corporate Offices

3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
www.jalexanders.com

### AMEX Symbol

JAX

### Annual Meeting

The Annual Meeting of Shareholders will be held May 16, 2006, at 10 a.m., Nashville time, at the Loews Vanderbilt Hotel, Nashville, Tennessee.

### Price Range of Common Stock

The common stock of J. Alexander's Corporation is listed on the American Stock Exchange under the symbol JAX. The approximate number of record holders of the Company's common stock at March 28, 2006, was 1,350. The following table summarizes the price range of the Company's common stock for each quarter of 2005 and 2004, as reported from price quotations from the American Stock Exchange:

| | **2005** | | 2004 | |
|---|---|---|---|---|
| | **Low** | **High** | Low | High |
| 1st Quarter | **$6.60** | **$7.75** | $6.65 | $9.20 |
| 2nd Quarter | **6.69** | **9.13** | 6.20 | 7.95 |
| 3rd Quarter | **7.78** | **10.10** | 6.38 | 8.00 |
| 4th Quarter | **7.00** | **8.70** | 6.50 | 7.65 |

### Available Information

The Company's annual reports, shareholders letters and quarterly and other news releases are posted on its web site (www.jalexanders.com). If you would like to have a printed copy of any of this information mailed to you, please call or write Janice Jackson in the corporate offices and she will be glad to send them to you.

### Board of Directors

E. Townes Duncan [2]
*Managing Partner*
*Solidus Company*

Garland G. Fritts [1][2]
*Fry Consultants Incorporated*

Brenda B. Rector [1][2]
*Retired Vice President,*
*Controller and Chief Accounting Officer*
*Province Healthcare Company*

J. Bradbury Reed
*Attorney*
*Bass, Berry & Sims PLC*

Joseph N. Steakley [1]
*Senior Vice President - Internal Audit*
*HCA Inc.*

Lonnie J. Stout II
*Chairman, President and*
*Chief Executive Officer*

*(1) Audit Committee Member*

*(2) Compensation/Stock Option Committee Member*

### Officers

Lonnie J. Stout II
*Chairman, President and*
*Chief Executive Officer*

R. Gregory Lewis
*Vice President and*
*Chief Financial Officer*

J. Michael Moore
*Vice President, Human Resources*
*and Administration*

Mark A. Parkey
*Vice President and Controller*

### Restaurant Operations Management

Ralph G. Carnevale
*Director of Operations*

Christopher P. Conlon
*Regional Director*

Joseph D. Davi
*Regional Director*

Ian D. Dodson
*Regional Director*

Michael V. Pardo
*Regional Director*

### Corporate Staff

Fred A. Anderson
*Director of Accounting*

Richard B. Carson
*Director of Real Estate*

Tony R. Espinosa
*Director of Human Resources*

James A. Filaroski
*Director of Research and Development*

Jason S. Parks
*Director of Information Systems*

Robert C. Raleigh
*Director of Development*

## Map of J. Alexander's Locations

**Alabama**

Birmingham

**Colorado**

Denver

**Florida**

Boca Raton
Ft. Lauderdale
Plantation
Tampa

**Georgia**

Atlanta

**Illinois**

Chicago
Northbrook
Oak Brook

**Kansas**

Overland Park

**Kentucky**

Louisville

**Louisiana**

Baton Rouge

**Michigan**

Livonia
Troy
West Bloomfield

**Ohio**

Cincinnati
Cleveland
Columbus
Dayton
Toledo

**Tennessee**

Chattanooga
Franklin
Memphis
Nashville-White Bridge Road
Nashville-West End

**Texas**

Houston
San Antonio


◆ Operating Locations

**J. ALEXANDER'S**
CORPORATION

3401 West End Avenue
Suite 260
P.O. Box 24300
Nashville, TN 37202
615-269-1900
www.jalexanders.com

Front Cover

Rotisserie Chicken

*Dry-rubbed and served over freshly smashed potatoes, finished with chicken demi-glace*